Filed Pursuant to Rule 424(b)(3)

Registration No. 333-258109

PROSPECTUS SUPPLEMENT NO. 1

(To the Prospectus dated August 9, 2021)

Up to 136,035,264 Shares of Common Stock

Up to 17,905,000 Shares of Common Stock Issuable Upon Exercise of Warrants

Up to 405,000 Warrants to Purchase Common Stock

This prospectus supplement supplements the prospectus, dated August 9, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-258109). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Amendment to the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 10, 2021 (the “Amended Current Report”). Accordingly, we have attached the Amended Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 17,905,000 shares of our common stock, $0.0001 par value per share (the “Common Stock”), which consists of (i) up to 405,000 shares of Common Stock that are issuable upon the exercise of 405,000 warrants (the “Private Warrants”) originally issued in a private placement to Apex Technology Sponsor LLC (the “Sponsor”) in connection with the initial public offering of Apex Technology Acquisition Corporation (“Apex”) and (ii) up to 17,500,000 shares of Common Stock that are issuable upon the exercise of 17,500,000 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of Apex.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “selling securityholders”) of (i) up to 136,035,264 shares of Common Stock consisting of (a) up to 14,000,000 shares of Common Stock issued in a private placement pursuant to subscription agreements (“Subscription Agreements”) entered into on November 23, 2020, as amended, (b) up to 8,750,000 shares of Common Stock (which includes 2,916,700 Sponsor Earn-Out Shares) issued in a private placement to the Sponsor and Cantor Fitzgerald & Co in connection with the initial public offering of Apex, (c) up to 810,000 shares of Common Stock that were issued in connection with the separation of the Private Units, (d) up to 405,000 shares of Common Stock issuable upon exercise of the Private Warrants and (e) up to 112,070,264 shares of Common Stock (including up to 13,329,190 shares of Common Stock issuable pursuant to outstanding options and up to 1,912,155 shares of Common Stock issuable as Earnout Shares) pursuant to that certain Amended and Restated Registration Rights Agreement, dated July 1, 2021, between us and the selling securityholders granting such holders registration rights with respect to such shares and (ii) up to 405,000 Private Warrants.

The Common Stock and Public Warrants are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbols “AVPT” and “AVPTW,” respectively. On August 9, 2021, the last reported sales price of our Common Stock on Nasdaq was $10.49 per share and the last reported sales price of our Warrants was $2.61 per warrant.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The Prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 10 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated August 10, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 10, 2021 (July 1, 2021)

AvePoint, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39048	83-4461709
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

525 Washington Blvd, Suite 1400 Jersey City, NJ (Address of principal executive offices)	07310 (Zip Code)

Registrant’s telephone number, including area code: (201) 793-1111

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	AVPT	The Nasdaq Global Select Market
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	AVPTW	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Introductory Note

This Amendment No. 1 on Form 8-K/A (“Amendment No. 1”) amends the Current Report on Form 8-K of AvePoint, Inc., a Delaware corporation (the “Company”), dated as of July 1, 2021 and filed on July 7, 2021 (the “Original Report”), in which the Company reported, among other events, the completion of the Business Combination (as defined in the Original Report) with Apex Technology Acquisition Corporation ("Apex").

This Amendment No. 1 is being filed to include (A) the unaudited condensed consolidated financial statements of AvePoint Operations, Inc. (f/k/a AvePoint, Inc.), a Delaware corporation (“Legacy AvePoint”), as of June 30, 2021 and December 31, 2020 and for the three months and six months ended June 30, 2021 and June 30, 2020 and (B) the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Legacy AvePoint as of June 30, 2021 and for the three months and six months ended June 30, 2021 and June 30, 2020.

This Amendment No. 1 does not amend any other item of the Original Report (except as otherwise expressly stated herein) or purport to provide an update or a discussion of any developments at the Company or its subsidiaries subsequent to the filing date of the Original Report, except as otherwise expressly stated herein.

The information previously reported in or filed with the Original Report is hereby incorporated by reference to this Amendment No. 1. Terms used but not defined herein shall have the meanings ascribed thereto in the Original Report. The information provided herein relates to Legacy AvePoint prior to the consummation of the Business Combination unless otherwise specifically indicated (e.g. with respect to subsequent events disclosures, forward-looking statements, or potential future risk factors) or the context otherwise requires.

Forward-Looking Statements

The Company makes certain statements in certain documents incorporated herein by reference that are forward-looking statements for purposes of the safe harbor provisions under the federal securities laws and United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in or incorporated by reference in this Amendment No. 1, regarding the Company’s future financial performance, as well as the Company’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Amendment No. 1, the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations, assumptions, hopes, beliefs, intentions, and strategies regarding future events and are based on currently available information as to the outcome and timing of future events. The Company cautions you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of the Company, incident to its business.

These forward-looking statements are based on information available as of the date of this Amendment No. 1, and current expectations, forecasts, and assumptions, and involve a number of risks and uncertainties. Accordingly, forward-looking statements in this Amendment No. 1 and in any document incorporated herein by reference should not be relied upon as representing the Company’s views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, the Company’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•

the Company’s ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the Company to grow and manage growth profitably following the Closing;

2

•	the Company’s financial and business performance following the Business Combination, including financial projections and business metrics;

•	changes in the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

•	the implementation, market acceptance and success of the Company’s business model and growth strategy;

•	the Company’s expectations and forecasts with respect to the size and growth of the cloud industry and digital transformation in general and Microsoft’s products and services in particular;

•	the ability of the Company’s products and services to meet customers’ compliance and regulatory needs;

•	the Company’s ability to compete with others in the digital transformation industry;

•	the Company’s ability to grow its market share;

•	the Company’s ability to attract and retain qualified employees and management;

•

the Company’s ability to adapt to changes in consumer preferences, perception and spending habits and develop and expand its product offerings and gain market acceptance of its products, including in new geographies;

•	the Company’s ability to develop and maintain its brand and reputation;

•	developments and projections relating to the Company’s competitors and industry;

•	the impact of health epidemics, including the COVID-19 pandemic, on the Company’s business and the actions the Company may take in response thereto;

•	the impact of the COVID-19 pandemic on customer demands for cloud services;

•	the Company’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

•	expectations regarding the time during which the Company will be an emerging growth company under the JOBS Act; and

•	the Company’s future capital requirements and sources and uses of cash.

Please see the other risks and uncertainties set forth in the Proxy Statement/Prospectus (as defined in the Original Report) in the section titled “Risk Factors” beginning on page 18 of the Proxy Statement/Prospectus, which is incorporated herein by reference.

In addition, statements such as “the Company believes,” “AvePoint believes," or "Apex believes" and similar statements, to the extent they or such similar statements are made herein or in any document incorporated by reference herein, reflect the Company’s, Legacy AvePoint’s, or Apex’s beliefs and opinions on the relevant subject. These statements are based upon information available to AvePoint or Apex, as the case may be, as of the date of the document in which such statements were made , and while AvePoint or Apex, as the case may be, believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that such party has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Item 2.01         Completion of Acquisition or Disposition of Assets.

The disclosure set forth in the section titled “Introductory Note” above is incorporated by reference into this Item 2.01 of this Amendment No. 1.

3

Item 9.01         Financial Statement and Exhibits.

(a) Financial Statements of Business Acquired.

The unaudited condensed consolidated financial statements of Legacy AvePoint as of June 30, 2021 and December 31, 2020 and for the three months and six months ended June 30, 2021 and 2020, and the related notes thereto, are attached as Exhibit 99.1 and are incorporated herein by reference.

The Management’s Discussion and Analysis of Financial Condition and Results of Operations of Legacy AvePoint as of June 31, 2021 and for the three months and six months ended June 30, 2021 and 2020 is attached as Exhibit 99.2 and is incorporated herein by reference.

(d) Exhibits.

Incorporated by Reference
Exhibit Number	Description	Schedule/ Form	File No.	Exhibit	Filing Date
99.1*	Unaudited condensed consolidated financial statements of Legacy AvePoint as of June 30, 2021 and December 31, 2020 and for the three months and six months ended June 30, 2021 and June 30, 2020
99.2*

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Legacy AvePoint as of June 30, 2021 and for the three months and six months ended June 30, 2021 and June 30, 2020

*	Filed herewith.

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AvePoint, Inc.
Dated: August 10, 2021

	By:	/s/ Brian Michael Brown
Brian Michael Brown
Chief Operating Officer, General Counsel, and Secretary

Dated: August 10, 2021	AvePoint, Inc.

	By:	/s/ Sophia Wu
Sophia Wu
Chief Financial Officer

5

Exhibit 99.1

AvePoint Operations, Inc. and Subsidiaries

(formerly known as AvePoint, Inc.)

Condensed Consolidated Balance Sheets

(In thousands, except share and per share amounts)

(Unaudited)

	June 30,	December 31,
	2021	2020
Assets
Current assets
Cash and cash equivalents	$66,338	$69,112
Short-term investments	1,408	992
Accounts receivable, net of allowance of $1,030 and $1,767 at June 30, 2021 and December 31, 2020, respectively	44,753	48,250
Prepaid expenses and other current assets	4,319	2,343
Total current assets	116,818	120,697
Property and equipment, net	3,039	2,663
Deferred contract costs	33,781	31,943
Long-term unbilled receivables	6,440	5,499
Other assets	12,238	8,252
Total assets	$172,316	$169,054
Liabilities, mezzanine equity, and stockholders’ deficiency
Current liabilities:
Accounts payable	$520	$774
Accrued expenses and other liabilities	22,115	26,245
Current portion of deferred revenue	68,974	65,203
Total current liabilities	91,609	92,222
Long-term portion of deferred revenue	7,596	9,485
Share-based awards classified as liabilities	50,220	43,502
Other non-current liabilities	3,587	3,658
Total liabilities	153,012	148,867
Commitments and contingencies (Note 10)
Mezzanine equity
Redeemable convertible preferred stock, $0.0001 par value; 10,895,226 shares authorized, 4,832,409 and 4,832,409 shares issued and outstanding with aggregate liquidation preferences of $508,273 and $403,361 at June 30, 2021 and December 31, 2020, respectively	216,926	183,390
Redemption value of common shares	39,757	25,074
Share-based awards	1,695	1,489
Redeemable noncontrolling interest	4,143	3,061
Total mezzanine equity	262,521	213,014
Stockholders’ deficiency:
Common stock, $0.0001 par value; 28,000,000 and 28,000,000 shares authorized, 11,946,412 and 11,513,451 shares issued and outstanding, at June 30, 2021 and December 31, 2020, respectively	12	12
Additional paid-in capital	112,953	105,159
Accumulated other comprehensive income	1,848	1,791
Accumulated deficit	(358,030)	(299,789)
Total stockholders’ deficiency attributable to AvePoint Operations, Inc.	(243,217)	(192,827)
Total liabilities, mezzanine equity, and stockholders’ deficiency	$172,316	$169,054

See accompanying notes.

AvePoint Operations, Inc. and Subsidiaries

(formerly known as AvePoint, Inc.)

Condensed Consolidated Statements of Operations

(In thousands, except per share amounts)

(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Revenue:
SaaS	$20,586	$11,699	$38,845	$21,942
Term license and support	11,088	7,357	19,815	15,101
Services	7,302	7,724	13,218	15,303
Maintenance and OEM	5,458	5,776	10,867	11,781
Perpetual license	910	400	1,399	1,490
Total revenue	45,344	32,956	84,144	65,617
Cost of revenue:
SaaS	4,564	2,543	9,004	5,057
Term license and support	230	348	503	820
Services	6,508	5,877	12,093	12,889
Maintenance and OEM	418	305	898	674
Total cost of revenue	11,720	9,073	22,498	19,440
Gross profit	33,624	23,883	61,646	46,177
Operating expenses:
Sales and marketing	29,001	14,010	48,302	28,051
General and administrative	11,664	5,291	21,956	10,449
Research and development	3,883	2,863	7,985	5,757
Depreciation and amortization	279	268	537	541
Total operating expenses	44,827	22,432	78,780	44,798
Income (loss) from operations	(11,203)	1,451	(17,134)	1,379
Interest income, net	11	5	24	9
Other income (expense), net	62	439	(1)	(389)
Income (loss) before income taxes	(11,130)	1,895	(17,111)	999
Income tax benefit	(73)	(6,149)	(1,112)	(6,316)
Net income (loss)	$(11,057)	$8,044	$(15,999)	$7,315
Net income attributable to redeemable noncontrolling interest	(499)	—	(896)	—
Net income (loss) attributable to AvePoint Operations, Inc.	$(11,556)	$8,044	$(16,895)	$7,315
Deemed dividends on preferred stock	(24,742)	(8,063)	(33,536)	(15,798)
Net loss available to common shareholders	$(36,298)	$(19)	$(50,431)	$(8,483)
Net loss per share of common stock, basic and diluted	$(3.09)	$(0.00)	$(4.32)	$(0.87)
Weighted average of shares used in computing net loss per share of common stock, basic and diluted	11,732	9,793	11,663	9,750

See accompanying notes.

AvePoint Operations, Inc. and Subsidiaries

(formerly known as AvePoint, Inc.)

Condensed Consolidated Statements of Comprehensive Income (Loss)

(In thousands)

(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Net income (loss)	$(11,057)	$8,044	$(15,999)	$7,315
Other comprehensive income (loss)
Foreign currency translation adjustments	248	(318)	5	(241)
Other comprehensive income (loss)	248	(318)	5	(241)
Total comprehensive income (loss)	$(10,809)	$7,726	$(15,994)	$7,074
Comprehensive income attributable to redeemable noncontrolling interests	(447)	—	(844)	—
Total comprehensive income (loss) attributable to AvePoint Operations, Inc.	$(11,256)	$7,726	$(16,838)	$7,074

See accompanying notes.

AvePoint Operations, Inc. and Subsidiaries

(formerly known as AvePoint, Inc.)

Condensed Consolidated Statements of Mezzanine Equity and Stockholders’ Deficiency

For the Three Months Ended June 30, 2021 and 2020

(In thousands, except share amounts)

(Unaudited)

			Redeemable	Shared	Redeemable	Total					Accumulated
	Convertible		Common	Based	noncontrolling	mezzanine			Additional		Other	Total
	Preferred Stock		Shares	Awards	interest	equity	Common Stock		Paid-In	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Amount	Amount	Amount	Amount	Shares	Amount	Capital	Deficit	Income	Deficiency
Balance, March 31, 2021	4,832,409	$192,184	$24,891	$1,591	$3,696	$222,362	11,640,181	$12	$108,972	$(313,739)	$1,548	$(203,207)
Reclassification of share-based awards to temporary equity	—	—	—	104	—	104	—	—	(104)	—	—	(104)
Reclassification of common shares from liabilities	—	—	6,873	—	—	6,873	—	—	—	—	—	—
Remeasurement of redemption value of common shares	—	—	7,993	—	—	7,993	—	—	—	(7,993)	—	(7,993)
Proceeds from exercise of options	—	—	—	—	—	—	306,231	—	2,152	—	—	2,152
Stock-based compensation expense	—	—	—	—	—	—	—	—	1,933	—	—	1,933
Remeasurement of redemption value of Series C preferred stock	—	24,742	—	—	—	24,742	—	—	—	(24,742)	—	(24,742)
Comprehensive income (loss):
Net loss	—	—	—	—	—	—	—	—	—	(11,057)	—	(11,057)
Net income attributable to noncontrolling interest	—	—	—	—	499	499	—	—	—	(499)	—	(499)
Foreign currency translation adjustment	—	—	—	—	(52)	(52)	—	—	—	—	300	300
Balance, June 30, 2021	4,832,409	$216,926	$39,757	$1,695	$4,143	$262,521	11,946,412	$12	$112,953	$(358,030)	$1,848	$(243,217)

			Redeemable	Shared	Redeemable	Total					Accumulated
	Convertible		Common	Based	noncontrolling	mezzanine			Additional		Other	Total
	Preferred Stock		Shares	Awards	interest	equity	Common Stock		Paid-In	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Amount	Amount	Amount	Amount	Shares	Amount	Capital	Deficit	Income	Deficiency
Balance, March 31, 2020	5,878,352	$190,391	$9,667	$1,189	$—	$201,247	9,702,831	$10	$34,272	$(241,404)	$1,651	$(205,471)
Reclassification of share-based awards to temporary equity	—	—	—	98	—	98	—	—	(98)	—	—	(98)
Remeasurement of redemption value of common shares	—	—	1,032	—	—	1,032	—	—	—	(1,032)	—	(1,032)
Proceeds from exercise of options	—	—	—	—	—	—	3,500	—	15	—	—	15
Stock-based compensation expense	—	—	—	—	—	—	—	—	471	—	—	471
Proceeds from the issuance of common stock	—	—	—	—	—	—	722,734	1	23,769	—	—	23,770
Remeasurement of redemption value of Series B preferred stock	—	1,421	—	—	—	1,421	—	—	—	(1,421)	—	(1,421)
Remeasurement of redemption value of Series C preferred stock	—	6,642	—	—	—	6,642	—	—	—	(6,642)	—	(6,642)
Comprehensive income:
Net income	—	—	—	—	—	—	—	—	—	8,044	—	8,044
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(318)	(318)
Balance, June 30, 2020	5,878,352	$198,454	$10,699	$1,287	$—	$210,440	10,429,065	$11	$58,429	$(242,455)	$1,333	$(182,682)

See accompanying notes.

AvePoint Operations, Inc. and Subsidiaries

(formerly known as AvePoint, Inc.)

Condensed Consolidated Statements of Mezzanine Equity and Stockholders’ Deficiency

For the Six Months Ended June 30, 2021 and 2020

(In thousands, except share amounts)

(Unaudited)

			Redeemable	Shared	Redeemable	Total					Accumulated
	Convertible		Common	Based	noncontrolling	mezzanine			Additional		Other	Total
	Preferred Stock		Shares	Awards	interest	equity	Common Stock		Paid-In	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Amount	Amount	Amount	Amount	Shares	Amount	Capital	Deficit	Income	Deficiency
Balance, December 31, 2020	4,832,409	$183,390	$25,074	$1,489	$3,061	$213,014	11,513,451	$12	$105,159	$(299,789)	$1,791	$(192,827)
Reclassification of share-based awards to temporary equity	—	—	—	206	—	206	—	—	(206)	—	—	(206)
Reclassification of common shares from liabilities	—	—	6,873	—	—	6,873	—	—	—	—	—	—
Remeasurement of redemption value of common shares	—	—	7,810	—	—	7,810	—	—	—	(7,810)	—	(7,810)
Proceeds from exercise of options	—	—	—	—	—	—	432,961	—	3,277	—	—	3,277
Stock-based compensation expense	—	—	—	—	—	—	—	—	4,208	—	—	4,208
Remeasurement of redemption value of Series C preferred stock	—	33,536	—	—	—	33,536	—	—	—	(33,536)	—	(33,536)
Issuance of redeemable noncontrolling interest in EduTech	—	—	—	—	238	238	—	—	515	—	—	515
Comprehensive income (loss):
Net loss	—	—	—	—	—	—	—	—	—	(15,999)	—	(15,999)
Net income attributable to noncontrolling interest	—	—	—	—	896	896	—	—	—	(896)	—	(896)
Foreign currency translation adjustment	—	—	—	—	(52)	(52)	—	—	—	—	57	57
Balance, June 30, 2021	4,832,409	$216,926	$39,757	$1,695	$4,143	$262,521	11,946,412	$12	$112,953	$(358,030)	$1,848	$(243,217)

			Redeemable	Shared	Redeemable	Total					Accumulated
	Convertible		Common	Based	noncontrolling	mezzanine			Additional		Other	Total
	Preferred Stock		Shares	Awards	interest	equity	Common Stock		Paid-In	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Amount	Amount	Amount	Amount	Shares	Amount	Capital	Deficit	Income	Deficiency
Balance, December 31, 2019	5,878,352	$182,656	$10,684	$1,291	$—	$194,631	9,702,831	$10	$33,691	$(233,957)	$1,574	$(198,682)
Reclassification of share-based awards to temporary equity	—	—	—	(4)	—	(4)	—	—	4	—	—	4
Remeasurement of redemption value of common shares	—	—	15	—	—	15	—	—	—	(15)	—	(15)
Proceeds from exercise of options	—	—	—	—	—	—	3,500	—	15	—	—	15
Stock-based compensation expense	—	—	—	—	—	—	—	—	950	—	—	950
Proceeds from the issuance of common stock	—	—	—	—	—	—	722,734	1	23,769	—	—	23,770
Remeasurement of redemption value of Series B preferred stock	—	2,784	—	—	—	2,784	—	—	—	(2,784)	—	(2,784)
Remeasurement of redemption value of Series C preferred stock	—	13,014	—	—	—	13,014	—	—	—	(13,014)	—	(13,014)
Comprehensive loss:
Net income	—	—	—	—	—	—	—	—	—	7,315	—	7,315
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(241)	(241)
Balance, June 30, 2020	5,878,352	$198,454	$10,699	$1,287	$—	$210,440	10,429,065	$11	$58,429	$(242,455)	$1,333	$(182,682)

See accompanying notes.

AvePoint Operations, Inc. and Subsidiaries

(formerly known as AvePoint, Inc.)

Condensed Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	For the Six Months Ended
	June 30,
	2021	2020
Operating activities
Net income (loss)	$(15,999)	$7,315
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	537	541
Foreign currency remeasurement (gain) loss	(134)	220
Provision for doubtful accounts	(732)	818
Stock-based compensation	17,799	2,854
Gain on disposal of property and equipment	(15)	—
Deferred income taxes	(981)	(5,788)
Changes in operating assets and liabilities:
Accounts receivable	2,399	4,822
Prepaid expenses and other current assets	(1,994)	407
Other assets	(1,955)	719
Accounts payable, accrued expenses and other liabilities	(4,057)	(6,896)
Deferred revenue	3,298	964
Accrued rent obligation	(87)	(206)
Net cash provided by (used in) operating activities	(1,921)	5,770
Investing activities
Maturity (purchase) of short-term investments, net	(423)	1,034
Purchase of APXT shares	(1,631)	—
Purchase of property and equipment	(897)	(169)
Cash provided by (used in) investing activities	(2,951)	865
Financing activities
Repayments of capital leases	(14)	(33)
Payments of transaction fees	(1,872)	—
Proceeds from stock option exercises	3,277	15
Proceeds from sale of common shares of subsidiary	753	—
Payments of debt issuance costs	—	(120)
Proceeds from issuance of Common stock	—	7,000
Net cash provided by financing activities	2,144	6,862
Effect of exchange rates on cash	(46)	(284)
Net increase (decrease) in cash and cash equivalents	(2,774)	13,213
Cash and cash equivalents at beginning of period	69,112	12,162
Cash and cash equivalents at end of period	$66,338	$25,375
Supplemental disclosures of cash flow information
Cash received (paid) for:
Interest	$24	$8
Income taxes	$(2,389)	$(529)
Non-cash investing and financing activities
Fixed assets acquired under capital leases	$—	$28

See accompanying notes.

AvePoint Operations, Inc. and Subsidiaries

(formerly known as AvePoint, Inc.)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1. Nature of Business and Organization

AvePoint Operations, Inc. (formerly known as AvePoint, Inc.) and its subsidiaries (“AvePoint” or the “Company”) are a leading provider of enterprise collaboration and productivity software solutions. The Company develops, markets, and sells its suite of software solutions and services, primarily in North America, Europe, Australia, and Asia. The Company provides its customers with high-performance infrastructure management, compliance, data governance, mobility and productivity, online services and software solutions consulting. Many of the Company’s software solutions share an underlying architecture and include: DocAve Software Platform, DocAve Governance Automation, AvePoint Online Services, AvePoint Compliance Guardian, AvePoint Mobility and Productivity Software for SharePoint and Dynamics CRM, as well as customized business solutions, technical support, and services.

AvePoint, Inc. was incorporated as a New Jersey corporation on July 24, 2001, was redomiciled as a Delaware corporation in 2006, and changed its name to "AvePoint Operations, Inc." in June, 2021. The Company’s headquarters are located in Jersey City, New Jersey, with additional offices in North America, Europe, Asia, Australia and the Middle East.

On November 23, 2020, Apex Technology Acquisition Corporation, a Delaware corporation ("Apex"), along with Athena Technology Merger Sub, Inc., a Delaware corporation, and Athena Technology Merger Sub 2, LLC, a Delaware limited liability company (collectively referred to herein as the “Apex Group”), and the Company entered into a Business Combination Agreement dated as of November 23, 2020 (as amended on December 30, 2020, March 8, 2021 and May 18, 2021, the “Business Combination Agreement”).

On July 1, 2021, the parties to the Business Combination Agreement consummated the transactions contemplated thereby, with Apex subsequently being renamed “AvePoint, Inc.” The Business Combination is further described in Note 16 and Note 18.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated balance sheet as of December 31, 2020, which has been derived from audited financial statements, and the unaudited interim condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the SEC for interim financial information and include the accounts of the Company. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”) have been condensed or omitted.

In the opinion of management, these financial statements contain all material adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position, results of operations and cash flows for the periods indicated. Operating results for the three and six months ended June 30, 2021 are not necessarily indicative of results that may be expected for any other interim period or for the year ending December 31, 2021.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 and the related notes incorporated by reference in the Company's Form 8-K, which was filed with the SEC on July 7, 2021.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company’s unaudited condensed consolidated financial statements and accompanying notes. The Company bases its estimates and assumptions on historical experience and on various other assumptions that it believes are reasonable under the circumstances. The amounts of assets and liabilities reported in the Company’s unaudited condensed consolidated balance sheets and the amounts of revenue and expenses reported for each of its periods presented are affected by estimates and assumptions, which are used for, but not limited to, the accounting for revenue recognition, allowance for doubtful accounts, deferred contract costs, income taxes and related reserves, stock-based compensation and accounting for research and development costs. Actual results could differ from those estimates. Actual results and outcomes may differ from management’s estimates and assumptions due to risks and uncertainties, including uncertainty in the current economic environment due to the outbreak of a novel strain of the coronavirus (“COVID-19”).

Foreign Currency

The Company has foreign operations where the functional currency has been determined to be the local currency, in accordance with FASB ASC 830, Foreign Currency Matters. Adjustments resulting from translating such foreign functional currency assets and liabilities into U.S. dollars, based on current exchange rates, are recorded as a separate component of stockholders’ deficiency under the caption, accumulated other comprehensive income. Revenue and expenses are translated using average rates prevailing during the period. Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in other income (expense), net in the Company’s unaudited condensed consolidated statements of operations. Transaction gains (losses) totaled $(0.1) million and $(0.2) million for the three and six months ended June 30, 2021, respectively, and $0.4 million and $(0.5) million for the three and six months ended June 30, 2020, respectively.

AvePoint Operations, Inc. and Subsidiaries

(formerly known as AvePoint, Inc.)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Cash and Cash Equivalents

The Company maintains cash with several high credit-quality financial institutions. The Company considers all investments available with original maturities of three months or less to be cash equivalents. These investments are not subject to significant market risk. The Company maintains its cash and cash equivalents in bank accounts which, at times, exceed the federally insured limits. The Company has not experienced any losses in such accounts. The Company maintains cash balances used in operations at entities based in the People’s Republic of China, which imposes regulations that limit the ability to transfer cash out of the country. As of June 30, 2021 and December 31, 2020, the Company’s cash balances at these entities were $7.1 million and $6.8 million, respectively. For purposes of the unaudited condensed consolidated statements of cash flows, cash includes all amounts in the unaudited condensed consolidated balance sheets captioned cash and cash equivalents.

Deferred Sales Commissions

The Company defers sales commissions earned by its sales force that are considered to be incremental and recoverable costs of obtaining SaaS, term license and support, service, perpetual license and maintenance contracts. The Company has structured commissions plans such that the commission rate paid on renewal contracts are less than those paid on the initial contract; therefore, it is determined that the renewal commissions are not commensurate with the initial commission. The Company determines the estimated average customer relationship period and average renewal term utilizing a portfolio approach. Deferred costs are periodically reviewed for impairment.

Amortization of deferred sales commissions of $2.4 million and $4.6 million for the three and six months ended June 30, 2021, respectively, and $2.6 million and $5.1 million for the three and six months ended June 30, 2020, respectively, is included as a component of sales and marketing expenses in the Company’s unaudited condensed consolidated statements of operations. Deferred sales commissions recognized as a contract asset on the Company’s balance sheet was $33.8 million and $31.9 million at June 30, 2021, and December 31, 2020, respectively.

Revenue Recognition

The Company derives revenue from four primary sources: SaaS, term license and support, services, and maintenance. Services include installation services, training and other consulting services.

The following table presents AvePoint’s revenue by source:

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Revenue:
SaaS	$20,586	$11,699	$38,845	$21,942
Term license and support	11,088	7,357	19,815	15,101
Services	7,302	7,724	13,218	15,303
Maintenance and OEM	5,458	5,776	10,867	11,781
Perpetual license	910	400	1,399	1,490
Total revenue	$45,344	$32,956	$84,144	$65,617

Term license and support revenue recognized at a point of time was $7.8 million and $13.5 million for the three and six months ended June 30, 2021, respectively, and $5.2 million and $10.4 million for the three and six months ended June 30, 2020, respectively.

Revenue deferred under contracts with customers as of June 30, 2021 and December 31, 2020 was $76.6 million and $74.7 million, respectively. Revenue recognized that was included in the opening deferred revenue balance was $43.3  and $35.1 million for the six months ended June 30, 2021 and 2020, respectively.

AvePoint Operations, Inc. and Subsidiaries

(formerly known as AvePoint, Inc.)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The opening and closing balances of the Company’s accounts receivable, net, deferred revenue and deferred sales commissions are as follows:

	Accounts		Deferred
	receivable,	Deferred	sales
	net	revenue	commissions
	(in thousands)
Opening (January 1, 2020)	$43,619	$60,600	$28,351
Closing (December 31, 2020)	53,749	74,688	31,943
Increase/(decrease)	10,130	14,088	3,592

Opening (January 1, 2021)	$53,749	$74,688	$31,943
Closing (June 30, 2021)	51,193	76,570	33,781
Increase/(decrease)	(2,556)	1,882	1,838

There were no significant changes to the Company’s contract assets or liabilities during the year ended December 31, 2020 and the six months ended June 30, 2021 outside of its sales activities.

As of June 30, 2021, transaction price allocated to remaining performance obligations, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods, was $166.1 million, of which $126.6 million is related to SaaS and term license and support revenue. AvePoint expects to recognize approximately 63% of the total transaction price allocated to remaining performance obligations over the next twelve months and the remainder thereafter.

Legal Proceedings

In the normal course of its business, the Company may be involved in various claims, negotiations and legal actions. Except for such claims that arise in the normal course of business, as of June 30, 2021, the Company is not a party to any other litigation for which a material claim is reasonably possible, probable or estimable.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to difference between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.

AvePoint recognizes liabilities for uncertain tax positions taken or expected to be taken in income tax returns. Accrued interest and penalties related to unrecognized tax benefits are recognized as part of the provision for income taxes. Judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and unrecognize tax benefits. In determining the need for a valuation allowance, the historical and projected financial performance of the operation that is recording a net deferred tax asset is considered along with any other pertinent information.

AvePoint files income tax returns in the U.S. federal jurisdiction, various states and foreign jurisdictions. The tax years 2016 through 2020 are open and subject to audit by US federal, state and local authorities. The tax years 2010 through 2020 are open and subject to audit by major foreign tax jurisdictions.

Redeemable Noncontrolling Interest

At June 30, 2021, the Company owned 76.09% and AEPL PTE. LTD. (“AEPL”) owned 23.91% of a subsidiary of the Company, AvePoint EduTech PTE. LTD. (“EduTech”). As part of AEPL’s investment in EduTech, the Company granted AEPL a put option which allows AEPL to cause the Company to repurchase AEPL’s shares in EduTech at any time between December 24, 2022 and December 24, 2023 at a price equal to AEPL’s initial investment. Consequently, the Company records redeemable noncontrolling interest as mezzanine equity in its unaudited condensed consolidated balance sheets. At each reporting period, the Company increases the carrying amount of the redeemable noncontrolling interest by periodic accretions using the interest method so that the carrying amount will equal the redemption amount on the date that the put option becomes exercisable, and adjustments to the value are recorded as net income attributable to redeemable noncontrolling interest.

AvePoint Operations, Inc. and Subsidiaries

(formerly known as AvePoint, Inc.)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Emerging Growth Company

Upon successful completion of the business combination discussed in the Subsequent Events section, AvePoint is expected to be considered an emerging growth company. Section 102(b)(1) of the Jobs Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company intends to elect not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815 — 40)” (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The ASU is part of the FASB’s simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. The amendments in this ASU are effective for public business entities, excluding entities eligible to be smaller reporting companies, for fiscal years beginning after December 15, 2021. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently evaluating the impact ASU 2020-06 will have on its financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (ASC 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which is intended to simplify various areas related to the accounting for income taxes and improve consistent application of ASC 740. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted, including adoption in any interim period for public business entities for periods for which financial statements have not yet been issued and all other entities for periods for which financial statements have not yet been made available for issuance. The Company is currently evaluating the impact of its pending adoption of ASU 2019-12 on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (ASC 842) and also issued subsequent amendments to the initial guidance: ASU 2017-13, ASU 2018-10, ASU 2018-11, ASU 2018-20, ASU 2019-01, ASU 2020-02, and ASU 2020-05 (collectively, ASC 842). ASC 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. ASC 842 was effective for public business entities for fiscal years beginning after December 15, 2018. For all other for-profit entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. ASC 842 must be adopted using a modified retrospective method and its early adoption is permitted. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements. While the Company generally expects the financial records to be impacted by the requirements highlighted above, the Company cannot reasonably estimate the impact that adoption of the ASUs referenced in this announcement is expected to have on the financial statements at this time.

In January 2016, the FASB issued ASU 2016-13, “Financial Instruments — Credit Losses on Financial Instruments,” which replaces incurred loss methodology to estimate credit losses on financial instruments with a methodology that reflects expected credit losses. This amendment affects entities holding financial assets that are not accounted for at fair value through net income including trade receivables. The amendments in this ASU were effective for public business entities, excluding entities eligible to be smaller reporting companies, for fiscal years beginning after December 15, 2019. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2022. Early application of the amendments is permitted. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements. While the Company generally expects the financial records to be impacted by the requirements highlighted above, the Company cannot reasonably estimate the impact that adoption of the ASUs referenced in this announcement is expected to have on the financial statements at this time.

AvePoint Operations, Inc. and Subsidiaries

(formerly known as AvePoint, Inc.)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

3. Concentration of Credit Risk

The Company deposits its cash with financial institutions and, at times, such balances may exceed federally insured limits. No customer accounted for more than 10% of revenue for the three and six months ended June 30, 2021 and 2020 and no customer was more than 10% of accounts receivable at June 30, 2021 and December 31, 2020.

4. Accounts Receivable, Net

Accounts receivable, net, consists of the following components:

	June 30,	December 31,
	2021	2020
	(in thousands)
Trade receivables	$28,373	$33,521
Current portion of unbilled receivables	17,410	16,496
Allowance for doubtful accounts	(1,030)	(1,767)
	$44,753	$48,250

5. Property and Equipment, Net

Property and equipment, net, consists of the following:

	June 30,	December 31,
	2021	2020
	(in thousands)
Computer equipment	$4,542	$4,030
Leasehold improvements	2,698	2,633
Furniture and fixtures	880	887
Building	774	766
Office equipment	386	384
Software	343	245
	9,623	8,945
Less accumulated depreciation and amortization	(6,584)	(6,282)
	$3,039	$2,663

Accumulated depreciation and amortization includes the amortization expense relating to assets acquired under capital leases. Depreciation and amortization expense was $0.3 million and $0.5 million for the three and six months ended June 30, 2021, respectively, and $0.3 million and $0.5 million for the three and six months ended June 30, 2020, respectively. The Company evaluates the portion of depreciation and amortization expense attributable to cost of revenue based on organizational headcount directly attributable to the generation of revenue. Based on this evaluation, the Company has determined that depreciation and amortization attributable to cost of revenue is not material; therefore, the full expense has been recorded in operating expenses in the unaudited condensed consolidated statements of operations.

AvePoint Operations, Inc. and Subsidiaries

(formerly known as AvePoint, Inc.)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

6. Other Assets

Other assets consists of the following components:

	June 30,	December 31,
	2021	2020
	(in thousands)
Deferred costs	$4,055	$2,089
Deferred tax asset	3,851	2,963
Long-term investments	2,369	900
Security deposit	1,706	1,850
Foreign income taxes receivable	198	147
Other	59	303
	$12,238	$8,252

Deferred costs represent direct and incremental costs incurred as part of the Business Combination with Apex. The Business Combination is further described in Note 16 and Note 18.

7. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consists of the following components:

	June 30,	December 31,
	2021	2020
	(in thousands)
Accrued compensation	$13,469	$16,738
Indirect taxes	2,846	2,571
Cloud service fees	1,083	994
Professional service fees	785	500
Accrued partner expenses	603	1,253
Income taxes payable	447	1,713
Current portion of capital lease and deferred rent	166	203
Other	2,716	2,273
	$22,115	$26,245

AvePoint Operations, Inc. and Subsidiaries

(formerly known as AvePoint, Inc.)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

8. Line of Credit

On April 7, 2020, the Company entered into a loan and security agreement with HSBC Venture Bank USA Inc. as lender for a revolving line of credit of up to $30.0 million. The line bears interest at a rate equal to LIBOR plus 3.5%. The line carries an unused fee of 0.5%. The line will mature on April 7, 2023 The Company is required to maintain a specified adjusted quick ratio and a minimum annual recurring revenue tested by the bank each quarter. The Company pledged, assigned and granted the bank a security interest in all shares, future proceeds and assets (except for excluded assets, including material intellectual property) as a security for the performance of the loan and security agreement obligations. As of June 30, 2021, the Company is in compliance with all covenants under the line and had no borrowings outstanding under the line of credit.

9. Income Taxes

The Company computes its tax provision for interim periods by applying the estimated annual effective tax rate to year-to-date ordinary quarterly earnings. The tax expense or benefit related to significant unusual or infrequently occurring items that will be separately reported or reported net of their related tax effect, and are individually computed, is recognized in the interim period in which those items occur. In addition, the effect of changes in enacted tax laws or rates or tax status is recognized in the interim period in which the change occurs.

During the three and six months ended June 30, 2021, the Company recorded income tax benefit of $0.1 million and $1.1 million, respectively. During the three and six months ended June 30, 2020, the Company recorded income tax benefit of $6.1 million and $6.3 million, respectively. The Company’s effective tax rate differed from the U.S. federal statutory rate of 21% is primarily due to mix of pre-tax income (loss) results by jurisdictions taxed at different rates and changes in the valuation allowance for tax losses in certain foreign jurisdictions for which no benefit can be taken.

The Company’s effective tax rate may be subject to fluctuation during the year as new information is obtained, which may affect the assumptions used to estimate the annual effective tax rate, including factors such as the mix of forecasted pre-tax earnings in the various jurisdictions in which the Company operates, valuation allowances against deferred tax assets, the recognition and de-recognition of tax benefits related to uncertain tax positions, and changes in or the interpretation of tax laws in jurisdictions where the Company conducts business.

The Company is subject to tax examinations in various jurisdictions. As of June 30, 2021 and December 31, 2020, the total amount of federal and foreign unrecognized tax benefits was $5.4 million at both dates, exclusive of interest and penalties. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as part of the provision for income taxes. As of June 30, 2021 and December 31, 2020, the Company had $1.4 million and $1.2 million, respectively, of accrued interest and penalties associated with unrecognized tax benefits. These amounts were included in other non-current liabilities in their respective years. As of June 30, 2021 and December 31, 2020, the total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was not material.

Based on information available as of June 30, 2021, it is reasonably possible that the total amounts of unrecognized tax benefit could decrease by approximately $4 million over the next 12 months as a result of filing amended tax returns and potential lapses of the applicable statutes of limitations.

AvePoint Operations, Inc. and Subsidiaries

(formerly known as AvePoint, Inc.)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

10. Commitments and Contingencies

Operating Leases

The Company is obligated under various non-cancelable operating leases for office space. The initial terms of the leases expire on various dates through 2027.

During the three and six months ended June 30, 2021, total rent expense for facilities amounted to $1.5 million and $3.0 million, respectively. During the three and six months ended June 30, 2020, total rent expense for facilities amounted to $1.3 million and $2.7 million, respectively. As of June 30, 2021, letters of credit have been issued in the amount of $0.5 million, as security for operating leases. The letters of credit are secured by certificates of deposit.

The future minimum rental payments for all long-term non-cancelable property leases are as follows:

Year Ending December 31:
(in thousands)
2021 (six months)	$3,034
2022	4,184
2023	2,635
2024	1,668
2025	938
2026	604
Thereafter	419
$13,482

Purchase Commitments

The Company has outstanding unconditional purchase commitments to procure licenses to use IT software from suppliers. These agreements are negotiated in consideration of the volume of transactions with select suppliers and the associated required transaction volumes are expected to be met through the normal course of business.

In June 2017, the Company signed an unconditional purchase commitment in the amount of $8.0 million payable based upon consumption from June 2017 to June 2020. No payments were made for the fiscal year ended 2018. For the fiscal year ended December 31, 2019 the Company made payments in the amount of $5.5 million under this agreement. The remainder of the commitment was paid in the fiscal year ended December 31, 2020, of which $3.6 million was paid in the six months ended June 30, 2020.

In April 2019, the Company signed an unconditional purchase commitment related to the use of Microsoft Office 365 in the amount of $2.1 million payable in three equal installments during 2019, 2020, and 2021. In May 2020, the Company signed an unconditional purchased commitment in the amount of $22.0 million to purchase IT solutions over a three-year term. Under this agreement, payments are made upon consumption of the IT solutions and any remaining obligations due at the end of the three-year term in May 2023. Given the Company’s history of procuring similar products, it is expected that cash payments to the supplier will occur in 2021 and 2022 with any remaining amounts coming due in 2023. During the year ended December 31, 2019, the Company paid $0.7 million under the 2019 agreement. During the year ended December 31, 2020, the Company paid $0.7 million related to the 2019 agreement and $3.1 million under the 2020 agreement for a total of $3.8 million. During the six months ended June 30, 2021, the Company paid $5.6 million related to the 2020 agreement.

The Company is obligated to make the following future minimum payments under the non-cancelable terms of these contracts as of June 30, 2021:

Years ending December 31,
(in thousands)
2021 (six months)	$700
2022	—
2023	13,373
2024	—
2025	—
2026	—
Thereafter	—
$14,073

AvePoint Operations, Inc. and Subsidiaries

(formerly known as AvePoint, Inc.)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

11. Mezzanine Equity and Stockholders’ Deficiency

The Company has two classes of capital stock: common stock and preferred stock. The following summarizes the terms of the Company’s capital stock.

Common Stock

The Company is authorized to issue up to 28,000,000 shares of common stock at $0.001 par value, at June 30, 2021 and December 31, 2020.

There were 11,946,412 and 11,513,451 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively.

Convertible Contingently Redeemable Preferred Stock

At June 30, 2021 and December 31, 2020, the Company was authorized to issue up to 4,832,409 shares of Series C convertible preferred stock (the “Series C Preferred Stock” or “Preferred Stock”) at $0.001 par value. The Company had 4,832,409 shares issued and outstanding as of June 30, 2021 and December 31, 2020. The Series C Preferred Stock liquidation preference was $508.3 million and $403.4 million as of June 30, 2021 and December 31, 2020, respectively. In addition to the Series C Preferred Stock, at June 30, 2021, the Company was authorized to issue up to 3,326,340 shares of Series B-1 convertible preferred stock and 2,736,477 shares of Series B-2 convertible preferred stock. Although authorized for issuance, no shares of Series B-1 convertible preferred stock nor Series B-2 convertible preferred stock were issued and outstanding at June 30, 2021 and December 31, 2020.

No dividends were declared related to the Preferred Stock in the six months ended June 30, 2021 and 2020.

On July 1, 2021, the outstanding preferred stock of the Company was redeemed for cash in part and converted into Combined Company Common Stock in part in connection with the the Business Combination with the Apex Group as described in Note 18.

Redeemable Noncontrolling Interest

On December 24, 2020, AEPL, an unaffiliated entity, acquired a redeemable noncontrolling interest in EduTech through the contribution of 10.0 million Singapore Dollars, which represents an investment of $7.5 million. As of December 31, 2020, AvePoint owned a 77.78% interest in EduTech and AEPL owned a 22.22% interest in EduTech. On February 11, 2021, AEPL contributed an additional 1.0 million Singapore Dollars, which represents an additional investment of $0.8 million. At the transaction closing date, AvePoint owned a 76.09% interest in EduTech and AEPL owned a 23.91% interest in EduTech. As part of AEPL’s initial and subsequent investment in EduTech, the Company granted AEPL a put option which allows AEPL to cause the Company to repurchase AEPL’s shares in EduTech at any time between December 24, 2022 and December 24, 2023 at a price equal to AEPL’s initial and subsequent investment amounts. At each reporting period, the Company increases the carrying amount of the redeemable noncontrolling interest by periodic accretions using the interest method so that the carrying amount will equal the redemption amount on the date that the put option becomes exercisable. These adjustments are recorded as net income attributable to redeemable noncontrolling interest. The rollforward of the balance of the redeemable noncontrolling interest is as follows:

Redeemable
noncontrolling
interest
(in thousands)
Beginning balance (December 31, 2020)	$3,061
Issuance of redeemable noncontrolling interest in EduTech	238
Net income (loss) attributable to redeemable noncontrolling interest	(531)
Other comprehensive income (loss) attributable to redeemable noncontrolling interest	(52)
Adjustment to present redemption value as of June 30, 2021	1,427
Ending balance (June 30, 2021)	$4,143

AvePoint Operations, Inc. and Subsidiaries

(formerly known as AvePoint, Inc.)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

12. Stock-Based Compensation

The Company maintains an equity incentive plan established in 2006, the 2006 Equity Incentive Plan (the “2006 Plan”). Under the 2006 Plan, the Company may grant incentive stock options, non-qualified stock options and restricted stock to eligible recipients under the Plan which include employees, directors and consultants. To date, the Company has issued only stock options and restricted stock. On January 1, 2016, the Company adopted the 2016 Equity Incentive Plan (the “2016 Plan”), which replaces, on a go forward basis, the 2006 Plan. All ungranted equity reserved for issuance and not subject to outstanding awards under the 2006 Plan have been assumed by the 2016 Plan and no additional equity will be granted under the 2006 Plan. As of June 30, 2021, 2,298,673 shares remained for future awards under the 2016 Equity Incentive Plan. All outstanding stock awards granted under the 2006 Plan will remain subject to the 2006 Plan.

The Company records stock-based compensation in cost of revenue, sales and marketing, general and administrative and research and development. Stock-based compensation was included in the following line items:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(in thousands)		(in thousands)
Cost of revenue	$272	$190	$362	$102
Sales and marketing	9,791	1,510	10,902	1,310
General and administrative	4,364	1,007	6,355	1,295
Research and development	83	72	180	147
Total stock-based compensation	$14,510	$2,779	$17,799	$2,854

Stock Options

The compensation costs for stock option awards are accounted for in accordance with ASC 718, Compensation-Stock Compensation. Stock options vest over a four-year period and expire on the tenth anniversary of the date of award. Certain of the Company’s stock option awards (the “Officer Awards”) include a provision that may require the Company to redeem the vested portion of options at fair value in cash upon a separation of service initiated by the Company or upon death or disability of the holder. The Company has determined that the redemption feature requires the Officer Awards to be classified in temporary equity. For share-based payment arrangements with employees, the amount presented in temporary equity at each balance sheet date is based on the redemption provisions of the instrument and adjusted for the proportion of consideration received in the form of employee services. The shares underlying the Officer Awards are puttable to the Company upon certain conditions, such as death or disability of the Officer Awards recipients, which the Company has determined is not probable; therefore, the Company reclassifies the grant-date intrinsic value to mezzanine equity as the awards vest.

The Company’s stock option awards granted in the People’s Republic of China (the “PRC Options ”) contains a performance condition that states that the awards are only exercisable if the Company’s common shares are publicly traded and must be exercised by a cashless sell-all transaction. When the exercise contingency is resolved, the PRC Options will be classified as liabilities and recorded at fair value. In the period the exercise contingency is resolved US GAAP requires the immediate recognition of all previously unrecognized compensation since the original grant date. As a result, compensation expense recorded in the period that achievement is deemed probable could include a substantial amount of previously unrecorded compensation expense related to the prior periods. As of June 30, 2021 and December 31, 2020, there was $1.4 million in unrecognized compensation costs related to currently unexercisable awards.

In 2020, the Company granted certain executives stock option awards that contain both service and performance vesting conditions (the “Time and Performance Based Option”). The Time and Performance Based Option granted awards in three tranches. The Time-Based Option vests 25 percent one year after the grant date and, thereafter, in 12 successive equal quarterly installments measured from the first anniversary, subject to the grantee’s continuous service with the Company. The Performance-Based I Option vests contingent upon the Company meeting certain performance goals. The Performance-Based II Option vests contingent upon the grantee achieving certain goals. Both the Performance-Based I Option and Performance-Based II Option are subject to the grantee’s continuous service to the company and approval by the board of directors.

For the three and six months ended June 30, 2021, the Company recorded stock-based compensation expense of $1.9 million and $4.2 million related to these options, respectively. For the three and six months ended June 30, 2020, the Company recorded stock-based compensation expense of $0.5 million and $1.0 million related to these options, respectively. These costs have been recorded in cost of revenue in the unaudited condensed consolidated statements of operations.

As of June 30, 2021 and December 31, 2020, there was $20.9 million and $18.4 million, respectively, in unrecognized compensation costs related to non-vested awards.

At June 30, 2021, AvePoint had 3,524,593 options outstanding and 1,332,459 options exercisable with intrinsic values of $303.2 million and $123.7 million, respectively. During the three and six months ended June 30, 2021, 306,231 and 432,961 options were exercised, respectively, with a total intrinsic value of $29.8 million and $39.2 million.

AvePoint Operations, Inc. and Subsidiaries

(formerly known as AvePoint, Inc.)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Put and Call Options

On December 26, 2019, the Company granted put options, to certain of the Company’s management, to request a redemption of 358,188 shares of Common Stock (“Modified Common Stock”) or 592,399 shares underlying options to acquire Common Stock (Modified Options, collectively, “Eligible Shares”) during the period from March 25, 2025 to April, 2025 (the “Settlement Period”) or, if earlier, the 30 day period following a Qualifying Termination for a redemption price per share equal to the fair market value, as determined by the AvePoint’s Board of Directors; provided, that if a redemption request is delivered following a Qualifying Termination, the Company shall pay the redemption price during the Settlement Period unless the holders of Series C Preferred Stock consent to the payment of the redemption price by the Company within the 30 day period following the Qualifying Termination. In addition, the Company has a right to purchase all or any portion of the Eligible Shares at any time for a purchase price per share equal to the fair market value.

Temporary-equity classification is required if stock awards that would otherwise qualify for equity classification are subject to contingent redemption features that are not solely within the control of the issuer. The Company remeasures the Modified Common Stock at each balance sheet date based on the fair value of the Company’s shares and such remeasurements are reflected as an adjustment of the value in temporary equity. As of June 30, 2021 and December 31, 2020, the temporary equity balance related to the Modified Common Stock was $39.8 million and $25.1 million, respectively.

The fair values of Modified Options were estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions at June 30, 2021 and December 31, 2020:

	June 30,	December 31,
	2021	2020
Expected life (in years)	4.10	4.48
Expected volatility	34.44%	42.97%
Risk-free rate	0.79%	0.37%
Dividend yield	—	—

At June 30, 2021 and December 31, 2020, the liability balance related to Modified Options was $33.7 million and $36.8 million, respectively. For the three and six months ended June 30, 2021, the Company recorded stock-based compensation expense of $2.8 million and $3.6 million related to these options, respectively. For the three and six months ended June 30, 2020, the Company recorded stock-based compensation expense of $1.9 million and $2.3 million related to these options, respectively. These costs have been recorded in costs of revenue and operating expenses in the unaudited condensed consolidated statements of operations.

During the three and six months ended June 30, 2021, 145,109 and 157,109 options included in Modified Options were exercised, respectively. As a result of exercises of the Modified Options, $15.4 million of the liability balance related to Modified Options was reclassified to liability-classified outstanding shares. During the same period, $6.9 million of the liability balance for these outstanding shares was reclassified to mezzanine equity as a result of the completion of six months from the time of the exercise of 79,443 options. At June 30, 2021, 157,109 outstanding shares are liability-classified and are remeasured at fair value each period. At June 30, 2021 and December 31, 2020, the liability balance related to this common stock was $16.5 million and $6.7 million, respectively. For the three and six months ended June 30, 2021, the Company recorded stock-based compensation expense of $1.2 million and $1.3 million related to this common stock, respectively.

AvePoint Operations, Inc. and Subsidiaries

(formerly known as AvePoint, Inc.)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

13. Financial Instruments

Fair value is defined by ASC 820, Fair Value Measurement (ASC 820) as the price that would be received upon selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.

•	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 — Unobservable inputs for the asset or liability.

The Company’s short-term investments consisted primarily of certificate of deposits held by financial institutions. The balance of certificate of deposits classified as short-term investments was $1.4 million and $1.0 million as of June 30, 2021 and December 31, 2020. In addition to certificates of deposits that are classified as short-term investments, the Company maintains certificates of deposits with maturities greater than twelve months and are classified as long-term investments included within other assets. The balance of certificates of deposits classified as long-term investments was $0.5 million and $0.8 million as of June 30, 2021 and December 31, 2020. Certificates of deposits are classified as Level 2 assets in accordance with ASC 820. The Company also holds an investment in shares of Apex Technology Acquisition Corporation. The balance of this investment was $1.8 million as of June 30, 2021. This investment is classified as a Level 1 asset in accordance with ASC 820.

14. Segment information

The Company operates in one segment. Its products and services are sold throughout the world, through direct and indirect sales channels. The Company’s chief operating decision maker (the “CODM”) is the Chief Executive Officer. The CODM makes operating performance assessment and resource allocation decisions on a global basis. The CODM does not receive discrete financial information about asset allocation, expense allocation or profitability by product or geography.

Revenue by geography are based upon the billing address of the customer. All transfers between geographic regions have been eliminated from consolidated revenue. No customers represented greater than 10% of revenue for the three and six months ended June 30, 2021 and 2020. The following table sets forth revenue by geographic area:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(in thousands)		(in thousands)
Revenue:
North America	$20,556	$15,398	$38,189	$28,471
EMEA	13,753	9,354	24,944	19,569
APAC	11,035	8,204	21,011	17,577
Total revenue	$45,344	$32,956	$84,144	$65,617

The North America region includes revenue from the United States and Canada. Revenue generated from customers based in the United States was $20.5 million and $38.1 million for the three and six months ended June 30, 2021, respectively, and $15.2 million and $28.2 million for the three and six months ended June 30, 2020, respectively.

The following table sets forth property and equipment, net held within the United States, China and foreign countries:

	June 30,	December 31,
	2021	2020
	(in thousands)
Property and equipment, net:
United States	$882	$976
China	1,599	1,219
Other	558	468
Total property and equipment, net	$3,039	$2,663

AvePoint Operations, Inc. and Subsidiaries

(formerly known as AvePoint, Inc.)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

15. Loss Per Share

Basic loss per share available to AvePoint common shareholders (“EPS”) is computed by dividing net loss by the weighted average number of common shares outstanding for the period. In computing diluted EPS, the Company adjusts the denominator, subject to anti-dilution requirements, to include the dilution from potential shares of common stock resulting from outstanding share based payment awards and the conversion of convertible preferred shares.

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(in thousands, except		(in thousands, except
	per share amounts)		per share amounts)
Numerator:
Net income (loss)	$(11,057)	$8,044	$(15,999)	$7,315
Net income attributable to redeemable noncontrolling interest	(499)	—	(896)	—
Net income (loss) attributable to AvePoint Operations, Inc.	$(11,556)	$8,044	$(16,895)	$7,315
Deemed dividends on preferred stock	(24,742)	(8,063)	(33,536)	(15,798)
Total net loss available to common shareholders	$(36,298)	$(19)	$(50,431)	$(8,483)
Denominator:
Weighted average common shares outstanding	11,732	9,793	11,663	9,750
Basic loss per share available to common shareholders	$(3.09)	$(0.00)	$(4.32)	$(0.87)

To arrive at net loss available to common shareholders, the Company deducted net income attributable to the redeemable noncontrolling interest in EduTech and deemed dividends, which related to the redemption, extinguishment, and remeasurement of preferred stock.

For the three and six months ended June 30, 2021 and 2020, convertible preferred shares were anti-dilutive. In addition, the impact of outstanding employee stock option awards were deemed to be anti-dilutive given the Company’s net loss position. As such, basic loss per share is equal to diluted loss per share for the periods presented.

The following potentially dilutive securities outstanding have been excluded from the computation of diluted weighted-average shares outstanding because such securities has an antidilutive impact due to losses reported:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Convertible preferred stock	4,832,409	5,878,352	4,832,409	5,878,352
Restricted stock	—	300,000	—	300,000
Stock options	3,524,593	2,771,168	3,524,593	2,771,168
Total potentially dilutive securities	8,357,002	8,949,520	8,357,002	8,949,520

AvePoint Operations, Inc. and Subsidiaries

(formerly known as AvePoint, Inc.)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

16. Apex Technology Acquisition Corporation Business Combination

The Company and the Apex Group entered into a Business Combination Agreement dated as of November 23, 2020 (as amended on December 30, 2020, March 8, 2021 and May 18, 2021, the “Business Combination Agreement”). Upon completion of the Business Combination (as defined below), the Company effectively comprises all of Apex’s material operations.

In connection with the Business Combination Agreement, each share of the Company’s Preferred Stock was cancelled and converted into the right to receive a number of shares of Combined Company Common Stock (as defined in Note 18)  equal to the Per Share Preferred Stock Consideration (as defined in the Business Combination Agreement), an amount in cash equal to the Per Share Preferred Cash Consideration (as defined in the Business Combination Agreement), and any applicable per share contingent consideration. All of the Company’s remaining share-based awards were exchanged for an option to purchase shares of common stock of the Combined Company. All Apex Common Stock shares (other than shares of Apex Common Stock (as defined in Note 18) that were redeemed prior to consummation of the Business Combination) remain outstanding as shares of the Combined Company. The Company’s common stock shares were cancelled and converted into shares of the Combined Company. Additionally, the vested restricted stock and stock options held by certain of the Company’s named executives(as defined in the Business Combination Agreement) received a per share amount as described in the Business Combination Agreement (less the applicable exercise price upon consummation of the business combination). The PRC Options will be replaced and substituted for new option awards pursuant to the Equity Incentive Plan (as defined in Note 18) of the Combined Company.

17. Related Party Transactions

AvePoint has entered into indemnification agreements with its executive officers and directors. The indemnification agreements require AvePoint to indemnify its executive officers and directors to the fullest extent permitted by Delaware law.

18. Subsequent Events

The Company has evaluated subsequent events through [August 10, 2021], which is the date the unaudited condensed consolidated financial statements were available for issuance.

Business Combination

On July 1, 2021 (the “Closing Date”), the Company (also referred to as "Legacy AvePoint" in this Note 18) and the Apex Group consummated the Business Combination discussed in Note 16.

The Business  was effected by the merger of Athena Technology Merger Sub, Inc. ("Merger Sub 1") with and into Legacy AvePoint (the “First Merger”), with Legacy AvePoint surviving the First Merger as a wholly-owned subsidiary of Apex, and promptly following the First Merger, Legacy AvePoint was merged with and into Athena Technology Merger Sub 2, LLC ("Merger Sub 2") (the “Second Merger”), with Merger Sub 2 surviving the Second Merger (the “Surviving Entity”) as a wholly-owned subsidiary of Apex (the Second Merger together with the First Merger, the “Mergers” and, collectively, the “Business Combination”). Following the consummation of the Mergers on the Closing Date, the Surviving Entity changed its name to AvePoint US, LLC and Apex changed its name to AvePoint, Inc. (the “Combined Company”). On July 26, 2021, AvePoint US, LLC was merged with and into the Combined Company (as further described under the heading "Line Of Credit Amendment and Rollup Merger" below).

At the effective time of the First Merger (the “Effective Time”), as a result of the First Merger, each share of Legacy AvePoint preferred stock, par value $0.001 per share (“Legacy AvePoint Preferred Stock”) that was then issued and outstanding was cancelled and converted into the right to receive the following: (x) the number of shares of the Combined Company’s common stock, par value $0.0001 per share (“Common Stock”) equal to (1) (A) (i) the aggregate amount of shares of Common Stock distributable to the holders of the Legacy AvePoint Preferred Stock in the First Merger multiplied by the Per Share Amount (as defined below), minus (ii) $135 million, divided by (B) $10.00, divided by (2) the aggregate number of shares Legacy AvePoint common stock, par value $0.001 per share (“Legacy AvePoint Common Stock”) issuable upon the conversion of the Legacy AvePoint Preferred Stock immediately prior to the Effective Time; (y) an amount in cash equal to (i) $135 million in cash (subject to deduction for the aggregate amount of the PIPE financing fees payable by the holders of the Legacy AvePoint Preferred Stock in the First Merger), divided by the aggregate number of shares Legacy AvePoint Common Stock issuable upon the conversion of the Legacy AvePoint Preferred Stock immediately prior to the Effective Time; and (z) the number of shares of Common Stock equal to the aggregate amount of the contingent consideration, if any, that is distributed to the holders Legacy AvePoint securities, divided by the fully diluted number of Legacy AvePoint securities.

At the Effective Time, as a result of the First Merger, each share of Legacy AvePoint Common Stock issued and outstanding immediately prior to the Effective Time (excluding any dissenting shares and shares held by certain executives of Legacy AvePoint) (such shares, the “Named Executive Shares”) was cancelled and converted into the right to receive the following: (x) an amount in cash equal to (1) the gross merger consideration divided by the number of fully diluted number of Legacy AvePoint securities (the “Per Share Amount”), multiplied by (2) the applicable percentage of cash elected to be received by the applicable holder of such shares (subject to withholding such holder’s pro rata share of the PIPE financing fees payable by such holder); (y) the number of shares of Common Stock equal to (1) (A) the Per Share Amount, multiplied by (B) the difference obtained by subtracting applicable percentage of cash elected to be received by the applicable holder of such shares from one, divided by (2) $10.00; provided that if the aggregate amount of cash elected by all such holders of Legacy AvePoint Common Stock prior to any adjustment pursuant to this proviso exceeded the aggregate amount of cash available for distribution to such holders of Legacy AvePoint Common Stock, then the cash election percentage was cut back on a proportionate basis until the amount of cash available for distribution to such holders of Legacy AvePoint Common Stock pursuant to such adjusted elections equaled the maximum amount of cash available for distribution to such holders of Legacy AvePoint Common Stock.

AvePoint Operations, Inc. and Subsidiaries

(formerly known as AvePoint, Inc.)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Immediately prior to the Effective Time, certain executives of Legacy AvePoint (the “Named Executives”) contributed the Named Executive Shares to Apex in exchange for (x) with respect to certain of the Named Executive Shares, an amount in cash equal to the Per Share Amount (subject to withholding such Named Executive’s pro rata share of the PIPE financing fees payable by such holder) and (y) with respect to remaining Named Executive Shares, a number of shares of Common Stock equal to (1) the Per Share Amount, divided by (2) $10.00; provided that if the aggregate amount of cash elected by all holders of Legacy AvePoint Common Stock other than the Named Executives prior to any adjustment pursuant to this proviso exceeded the aggregate amount of cash available for distribution to such holders of Legacy AvePoint Common Stock, then the number of Named Executive Shares contributed to Apex in exchange for cash was decreased on a proportionate basis (and the number of Named Executive Shares contributed to Apex in exchange for shares of Common Stock was increased by an equivalent amount) until the amount of cash available for distribution to such holders of Legacy AvePoint Common Stock pursuant to the adjusted elections equaled the maximum amount of cash available for distribution to such holders of Legacy AvePoint Common Stock.

At the Effective Time, as a result of the First Merger, each option to purchase Legacy AvePoint Common Stock that was outstanding immediately prior to the Effective Time, whether vested or unvested (other than certain options held by the Named Executives (such options, the “Named Executive Cash-Settled Options”) and the PRC Options , was cancelled and converted into an option to purchase a number of shares of Common Stock (such option, an “Exchanged Option”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Legacy AvePoint Common Stock subject to such Legacy AvePoint option immediately prior to the Effective Time and (y) the Per Share Amount divided by $10.00 (the “Exchange Ratio”), at an exercise price per share (rounded up to the nearest whole cent) equal to (1) the exercise price per share of such Legacy AvePoint option immediately prior to the Effective Time, divided by (2) the Exchange Ratio. Except as specifically provided in the Business Combination Agreement, following the Effective Time, each Exchanged Option will continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Legacy AvePoint option immediately prior to the Effective Time. At the Effective Time, as a result of the First Merger, each PRC Option was cancelled. Each cancelled PRC Option will be replaced and substituted with the award of a new stock option to purchase a number of shares of Common Stock pursuant to the Equity Incentive Plan equal to the product of (rounded down to the nearest whole number) of (A) the number of shares of Legacy AvePoint common Stock subject to such PRC Option immediately prior to the Effective Time and (B) the Exchange Ratio, at an exercise price (rounded up to the nearest whole cent) equal to (i) the exercise price per share of such PRC Option immediately prior to the Effective Time, divided by (ii) the Exchange Ratio. The replacement stock options will be credited with vesting to the same extent as the PRC Options being replaced, and the new replacement awards will be subject to the same vesting schedule and exercisability provisions. In other respects, the such new stock options will be governed by the terms and conditions of the 2021 Equity Incentive Plan (the “Equity Incentive Plan”).

In connection with the Business Combination, holders of 17,372 shares of Apex common stock prior to consummation of the Business Combination, par value $0.0001 per share (“Apex Common Stock”), or 0.05% of the shares with redemption rights, exercised their right to redeem their shares for cash at a redemption price of approximately $10.05 per share, for an aggregate redemption amount of $174,582.

As noted above, the Series C Preferred Stock described in Note 11 was exchanged as part of the consideration to the Company. The 4,832,409 shares of outstanding Preferred Stock were exchanged for 28,500,592 shares of Combined Company Common Stock and cash. Legacy AvePoint common stock holders received 151,772,046 shares of Combined Company Common Stock and cash.

As of the Closing Date and following the completion of the Business Combination, the Combined Company is authorized to issue up to 1,000,000,000 shares of common stock at a par value of $0.0001 per share and up to 20,000,000

As of the Closing Date and following the completion of the Business Combination, the Combined Company had the following outstanding securities:

●	180,272,638 shares of Common Stock; and
●	17,905,000 warrants, each exercisable for one share of Common Stock at a price of $11.50 per share (the “Warrants”).

As a result of the Business Combination, the Company received net cash consideration of $204.5 million.

Line of Credit Amendment and Rollup Merger

On July 1, 2021, Legacy AvePoint effected an assignment of its existing rights and obligations under the Loan Agreement described in Note 8 to AvePoint US, LLC (the “LLC”), a wholly-owned subsidiary of the Combined Company, through entry into a limited consent and first amendment to the Loan Agreement (the “Amended Loan Agreement”) and an assignment and assumption agreement (the “First Assignment and Assumption Agreement”).

On July 23, 2021, in connection with the merger (the “Rollup Merger”) of the LLC with and into the Combined Company, with the Combined Company surviving, pursuant to that certain an agreement dated as of July 23, 2021, by and between the Combined Company and the LLC (“Rollup Merger Agreement”), the Combined Company entered into that certain assignment and assumption agreement (the “Second Assignment and Assumption Agreement”) by and among the Combined Company, the LLC, and the Bank , pursuant to which the Combined Company would, at the effective time of the Rollup Merger, assume the LLC's obligations as borrower under the Amended Loan Agreement.

Both the Rollup Merger and the Second Assignment and Assumption Agreement became effective on July 26, 2021.

AvePoint Operations, Inc. and Subsidiaries

(formerly known as AvePoint, Inc.)

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Directors & Officers Insurance Policy

In connection with the indemnification agreements described in Note 17, the Combined Company obtained a directors’ and officers’ liability insurance policy (“D&O Insurance) and made a premium payment of $2.9 million in July 2021. Additional invoices to cover a tail policy on the D&O Insurance totaling $0.2 million were received and are expected to be paid in Q3 2021.

Registration Statement on Form S-1

On July 23, 2021, the Combined Company filed a registration statement on Form S-1 (the “Registration Statement”) for the registration and offering under the Securities Act of 1933, as amended, of (A) the issuance of 17,905,000 shares of common stock, consisting of (i) 405,000 shares of common stock that are issuable upon the exercise of private warrants and (ii) 17,500,000 shares of common stock that are issuable upon exercise upon the exercise of the public warrants and (B) the resale of (i) an aggregate of 136,029,478 shares of the Combined Company's common stock owned by the selling securityholders listed in the Registration Statement and (ii) up to 405,000 private warrants. Those selling securityholders may offer, sell, or distribute all or a portion of the securities thereby registered publicly or through private transactions at prevailing market prices or at negotiated prices.

On August 5, 2021, AvePoint filed an amendment to the Registration Statement.

The Registration Statement (as amended) became effective on [August 9, 2021].

As a result of the Registration Statement (as amended), the Combined Company's outstanding share count increased by the additional 17,905,000 shares of common stock attributable to private and public warrants.

Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of AvePoint Operations, Inc. (formerly known as AvePoint, Inc.) and its subsidiaries ("AvePoint" or the "Company") should be read together with the unaudited condensed consolidated financial statements as of June 30, 2021 and December 31, 2020 for the three months ended June 30, 2021 and 2020, together with related notes thereto, included elsewhere in this amendment to our current report on Form 8-K, which was originally filed with the SEC on July 7, 2021 (as originally filed, the "Super 8-K" and, as amended hereby, the "Amended Super 8-K"). The discussion and analysis should also be read together with the audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018,the sections titled “Information About AvePoint” and “Unaudited Pro Forma Condensed Combined Financial Information” incorporated by reference into the Super 8-K. The following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. See the section titled “Cautionary Note Regarding Forward-Looking Statements” incorporated by reference into the Super 8-K. Actual results and timing of selected events may differ materially from those anticipated in the forward-looking statements as a result of various factors, including those set forth under the section titled “Risk Factors — Risks Related to AvePoint’s Business and Industry” incorporated by reference into the Super 8-K.

Overview

AvePoint is a Microsoft Gold Certified Partner in Application Development, Cloud Platform, Cloud Productivity, and Collaboration and Content. AvePoint is a top Global Independent Software Vendor (GISV) partner, ranking in the top 5 in Microsoft’s IP-Co-Sell program out of 3,000 participating partners. AvePoint’s main product platform is the AvePoint Cloud, delivered as AvePoint Online Services, or AOS. AvePoint’s software-as-a-service, or SaaS, platform focuses on data protection, governance, and compliance management extensions for Microsoft 365 (“M365”). AvePoint has expanded its coverage of SharePoint infrastructure to cover Microsoft’s Teams, Exchange, Skype for Business (previously Lync), and Yammer, and other workloads in the M365 platform. AvePoint offers more than 30 products.

AvePoint’s primary on-premises product is the DocAve Software Platform, which gives enterprise systems administrators the tools to migrate, manage, and govern SharePoint deployments from individual items to entire data farms. AvePoint’s additional on-premises products Governance Automation and Compliance Guardian Platform deliver SharePoint-as-a-Service, helping organizations build in governance and controls to common IT requests, and data classification, audit, and protection, or DCAP. AvePoint’s SaaS and on-premises platform features include Data Backup, Archiving, Disaster Recovery, Migration, Records Management, Auditing/Reporting, Governance, Risk Assessment, and Data Analytics. AvePoint also provides training, installation, configuration, AvePoint Client Services, Technical Account Management, and AvePoint Partner Services, in support of its products.

AvePoint has expanded beyond its original SharePoint infrastructure management business into a global infrastructure management software company. AvePoint’s current strategy is focused on the cloud. AvePoint has made significant investments into cloud storage and cloud-based computing products to support its growing SaaS business, since its initial release of DocAve Online, the pre-cursor to AvePoint Online Services, in 2013. AvePoint has added Governance Automation, Compliance Guardian, and Records platforms to extend availability of its solutions to other key stakeholders involved in securing organizational collaboration.

In 2019, AvePoint expanded the distribution channels for its products through third parties. This sales channel utilizes managed service providers, or MSPs, to sell its products to end users through online marketplaces. This sales channel differs from AvePoint’s traditional business, in that contracts are monthly, and the typical end-customer spends less than $100 a month on the product due to small license counts required.

AvePoint’s SaaS and term license and support revenue sources are typically sold as multi-year contracts. As of June 30, 2021, AvePoint’s subscription contracts had an average duration of approximately 2.25 years.

Services are typically sold in conjunction with product sales. Services revenue includes revenue derived primarily from the implementation of software, training, consulting and migrations. AvePoint also offers license customization and managed service offerings.

1

The Business Combination

On November 23, 2020, Apex Technology Acquisition Corporation, a Delaware corporation ("Apex") and its wholly owned subsidiaries Athena Technology Merger Sub, Inc., a Delaware corporation, and Athena Technology Merger Sub 2, LLC, a Delaware limited liability company , and the Company entered into a Business Combination Agreement dated as of November 23, 2020 (as amended on December 30, 2020, March 8, 2021 and May 18, 2021,the “Business Combination Agreement”).

On July 1, 2021, a business combination between the Company and Apex was effected by the merger of Athena Technology Merger Sub, Inc. ("Merger Sub 1") with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly-owned subsidiary of Apex , and promptly following the First Merger, the Company was merged with and into Athena Technology Merger Sub 2, LLC ("Merger Sub 2") (the “Second Merger”), with Merger Sub 2 surviving the Second Merger (the “Surviving Entity”) as a wholly-owned subsidiary of Apex (the Second Merger together with the First Merger, the “Mergers” and, collectively, the “Business Combination”). Following the consummation of the Mergers on the July 1, 2021, the Surviving Entity changed its name to AvePoint US, LLC and Apex changed its name to AvePoint, Inc. (the “Combined Company”). On July 26, 2021, AvePoint US, LLC was merged with and into the Combined Company.

The Business Combination was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. AvePoint was treated as the accounting predecessor and the Combined Company is the successor SEC registrant, meaning that AvePoint’s financial statements for previous periods will be disclosed in the Combined Company's future periodic reports filed with the SEC. The most significant change in the successor’s future reported financial position and results reflect the net increase in cash of approximately $204.5 million, including $140 million in gross proceeds from the PIPE by Apex. Total transaction costs are estimated at approximately $51.4 million. AvePoint expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external accounting, legal, and administrative resources, including increased personnel costs, audit and other professional service fees. See Note 18 (Subsequent Events) to our unaudited condensed consolidated financial statements included elsewhere in this Amended Super 8-K.

Impact of COVID-19 on AvePoint’s Business

In December 2019, COVID-19 was first reported. On March 11, 2020, the World Health Organization characterized COVID-19 as a pandemic. The COVID-19 pandemic has created global economic uncertainty, adversely impacted the business of AvePoint’s customers and partners, impacted its business and results of operations and could further impact its results of operations and cash flows in the future.

AvePoint has not experienced any material negative impacts to its operational, cloud or product availability, or customer support, as a result of its own shift to remote work. Instead, AvePoint’s teams continue to display its values of agility, passion, and teamwork on a daily basis to ensure AvePoint is able to support its customers for the long haul, with new product releases, customer experiences, and excellent support.

In addition to meeting immediate customer needs, AvePoint released exclusive offers, aimed at helping its customers cope with this rapid transition, to provide greatly improved customer experiences. Teams responsible for enabling a remote workforce were supported by AvePoint’s software to enable visibility on remote workers, security, and governance for newly adopted cloud services, and automated backups for a rapidly expanding digital footprint.

AvePoint’s product development teams worked to respond to customer needs as well, recognizing the pressure of regulated customers during this rapid digital transformation. During the COVID-19 crisis, AvePoint has been able to pivot to provide tactical, immediate value in the form of a new product (Policies and Insights), developed and released in the midst of the pandemic, which mitigates risks such as over-exposed sensitive information and over-privileged external users, potentially direct results of the rush to work-from-home.

Despite global headwinds and market volatility, during the three and six months ended June 30, 2021 AvePoint experienced a 37.6% and 28.2% increase in revenue compared to the three and six months ended June 30, 2020, respectively. AvePoint believes that market volatility has only accelerated organizations to do more with less, which requires advanced technology solutions, preferably fewer vendors, and ample automation to support these new organizational realities.

2

Key Business Metrics

AvePoint’s management reviews the following key business metrics to measure its performance, identify trends affecting its business, formulate business plans, and make strategic decisions. However, increases or decreases in its key business metrics may not correspond with increases or decreases in its revenue.

The chart below illustrates certain of AvePoint’s key business metrics, each described in more detail below, as of the end of or for the periods presented.

	June 30,
	2021	2020
Total ARR ($ in mil)	$139.0	$104.3
Accounts above $100,000 in ARR	286	215
Average Core ARR per account ($ actual)	$35,816	$27,658
Core TTM dollar-based net retention rate	111%	106%

Annual Recurring Revenue

AvePoint calculates annual recurring revenue (“ARR”) at the end of a particular period as the annualized sum of contractually obligated Annual Contract Value (“ACV”) from SaaS, term license and support and maintenance revenue sources from all customers with a contract duration exceeding three months (“Core ARR”), and the product of the current month’s monthly recurring revenue (“MRR”) multiplied by twelve (to prospectively annualize SaaS and term license and support revenue). MRR is attributable to AvePoint’s Channel business. As of June 30, 2021 and June 30, 2020, AvePoint’s Channel business was transacting the equivalent of $6.9 million and $3.1 million in annual recurring revenue, respectively, calculated as June's and December’s MRR, multiplied by twelve months. Customer contracts used in calculating MRR may or may not be extended or renewed by AvePoint’s customers. ARR also includes some recurring professional services revenue, such as recurring technical account management services. Growth in ARR is driven by both new business and the retention of existing business. AvePoint believes ARR is indicative of growth in recurring revenue streams, leading to higher revenue growth in future periods. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with, or to replace, either of those items. ARR is not a forecast and the active contracts at the end of a reporting period used in calculating ARR may or may not be extended or renewed by AvePoint’s customers (the same is true for those contracts used in calculating MRR, which may or may not be extended or renewed by the customer).

Accounts Above $100,000 ARR

AvePoint tracks the total number of accounts with ARR greater than $100,000 as of the end of each quarter. AvePoint believes its ability to enter into larger contracts is indicative of broader adoption of its solutions by larger organizations. These organizations are typically more resilient to changes in macro-economic conditions leading to more dependable relationships with such customers. It also reflects AvePoint’s ability to expand the revenue from its existing customer base. Growth in this metric is due to larger initial contract values, as well as expansion of existing customer relationships.

Average Core ARR per Account

AvePoint calculates average ARR per account (“ARRPA”) for accounts included in its Core ARR calculation in order to evaluate the amount of ACV obligated revenue provided by customers at a given point in time. Factors influencing this metric include AvePoint’s ability to sell for higher prices and/or more volume, as well as AvePoint’s ability to cross-sell additional products that are part of its platform. AvePoint does not include MRR-contributing customers1 in this calculation. Growth in this metric is reflective of both larger initial contract values with new customers and expansion of contract values with current customers, demonstrating value provided to AvePoint’s customers.

Core TTM Dollar-Based Net Retention Rate

AvePoint uses a trailing twelve-month ("TTM") dollar-based net retention rate to evaluate its ability to maintain and expand its revenue with its customer base over time. This metric is calculated as a percentage, the numerator of which is the sum of (i) Core ARR at the beginning of the period plus (ii) Upsell Core ARR during the period plus (iii) Churn Core ARR during the period plus (iv) Downsell Core ARR during the period, and the denominator of which is Core ARR at the beginning of the period. For these purposes, Upsell Core ARR is defined as the increase in Core ARR from the active, existing customers within the stipulated period, Churn Core ARR is defined as the amount of lost Core ARR when customers no longer provide AvePoint with Core ARR and Downsell Core ARR is defined as the decrease in Core ARR from active, existing customers within a stipulated period. A net retention rate greater than 100% implies positive net revenue retention. AvePoint primarily focuses on these metrics for a TTM period. This methodology includes Core ARR added to or subtracted from the account’s existing Core ARR during the previous twelve months. Net new accounts added after the previous one-year period are excluded in AvePoint’s net retention calculations. AvePoint believes this metric is indicative of its ability to grow its relationships with existing customers, and further grow ARR and revenue. Improvement in this metric is driven by improvement in both customer retention, as well as cross-sell and up-sell capabilities.

[1]	MRR-contributing customer is classified as a customer with a contract duration of 3 months or less. Most typically exists within AvePoint’s channel business.

3

Key Factors Affecting AvePoint’s Performance

Retention and Growth of AvePoint’s Existing Customers

AvePoint’s long-term revenue growth is correlated with its ability to retain customers and expand revenue from its existing customers. Contracts have terms ranging from 12 to 36 months, with an average duration of approximately 2.25 years, and do not include the ability to terminate for convenience. AvePoint collaborates with customers to identify additional cross-sell and up-sell opportunities. AvePoint believes that its land and expand business model will allow it to efficiently increase revenue from its existing customer base. The breadth of AvePoint’s platform has resulted in a dollar-based net retention rate exceeding 100%, as described above.

Growth in Channel Business

AvePoint’s ability to grow its Channel business, with a specific focus on Managed Services Providers (“MSPs”) through its distribution partner network, is predicated upon its ability to attract and retain a number of managed service providers. AvePoint continually evaluates prospective and existing partners’ abilities to attract new customers to its platform. AvePoint adds new partners and expands existing partner relationships to enhance the utility of its platform, while creating new opportunities to expand its revenue share provided by its Channel business.

Successful Rollout of New Geographies

AvePoint has sought to enter new markets to both increase its sales footprint but also to mitigate risk and reduce expense. In addition to its current international operations, AvePoint intends to open new sales offices in Indonesia and Taiwan. AvePoint believes that diversifying its operations and research will help mitigate the potential for concentration risk in a single geopolitical area, as well as allow for continued 24x7 operations.

Realizing Operating Leverage from AvePoint’s Investments

AvePoint has made significant investments in its SaaS platform, its Channel business, its global infrastructure and its sales and customer success organizations, which AvePoint believes will yield future operating leverage and profit margin expansion. Research and development represents a primary operating expense and has been partially offset through development of customized service solutions. AvePoint continues to look for opportunities to seek quality development teams with efficient cost structures. In addition, AvePoint believes it can achieve operating leverage in marketing by continuing to emphasize lower-cost inbound techniques and growth in customer referrals from its technology and agency partners. AvePoint believes it will be able to run its business more efficiently as it continues to grow its revenue and gain further operating scale.

4

Components of Results of Operations

Revenue

AvePoint generates revenue from four primary sources: SaaS, term license and support, services and maintenance and OEM across a variety of products.

AvePoint’s revenue was comprised of the following types for the periods presented:

	% of Total Revenue
	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenue:
SaaS	45.4%	35.5%	46.2%	33.4%
Term license and support	24.5%	22.3%	23.5%	23.0%
Services	16.1%	23.5%	15.7%	23.3%
Maintenance and OEM	12.0%	17.5%	12.9%	18.0%
Perpetual license	2.0%	1.2%	1.7%	2.3%
Total revenue	100.0%	100.0%	100.0%	100.0%
Total recurring revenue(1)	81.9%	75.3%	82.6%	74.4%

(1)	Total recurring revenue consists of revenue from SaaS, term license and support and maintenance revenue offerings

SaaS and term license and support revenue sources are primarily billed annually, apart from AvePoint’s Channel business. SaaS and term license and support are generally sold per user license or based upon the amount of data protected.

Services revenue includes revenue generated from implementation, training, consulting, migration, license customization and managed services. Services revenue from implementation, training, consulting, migration, and license customization are recognized by applying a measure of progress, such as labor hours to determine the percentage of completion of each contract. Services revenue from managed services are recognized ratably or on a straight-line basis over the contract term.

Maintenance revenue is a result of selling on-going support for perpetual licenses. It also includes recurring professional services such as technical account management (TAM). Maintenance revenue is recognized ratably over the term of the maintenance agreement, which is typically one year.

The fundamental shift by AvePoint’s customers to the cloud has accelerated the adoption of AvePoint’s SaaS offerings. This increased adoption rate is evidenced by the shift in bookings from perpetual license to SaaS and term license and support bookings and the shift within these bookings to SaaS bookings. Beginning in 2016, AvePoint shifted its focus from a perpetual license model to a subscription pricing model. Over the last several years, AvePoint has experienced a gradual decline in sales of perpetual licenses, followed by a corresponding decline in maintenance revenue. In contrast, AvePoint has experienced a rapid increase in SaaS and term license and support sales and corresponding revenue.

Over time, AvePoint expects SaaS revenue will increase as a percentage of total revenue and more closely reflect AvePoint’s bookings mix as it continues to focus on increasing SaaS and term license and support revenue as a key strategic priority.

Cost of Revenue

Cost of SaaS and cost of term license and support consists of all direct costs to deliver and support AvePoint’s SaaS and term license and support products, including salaries, benefits and related expenses, allocated overhead, and third-party hosting fees related to AvePoint’s cloud services. AvePoint recognizes these expenses as they are incurred. AvePoint expects that these costs will increase in absolute dollars but may fluctuate as a percentage of SaaS and term license and support revenue from period to period.

Cost of maintenance consists of all direct costs to support AvePoint’s perpetual license products, including salaries, benefits and related expenses and allocated overhead. AvePoint recognizes these expenses as they are incurred. AvePoint expects that cost of maintenance revenue will decrease in absolute dollars as maintenance revenue declines but may fluctuate as a percentage of maintenance revenue.

Cost of services consists of salaries, benefits, stock-based compensation and related expenses for AvePoint’s services organization, allocated overhead and IT necessary to provide services for AvePoint’s customers. AvePoint recognizes these expenses as they are incurred. AvePoint expects moderate fluctuations in both the percentage of services revenue and in absolute dollars relative to the extent of growth of its business.

5

Gross Profit and Gross Margin

Gross profit is revenue less cost of revenue, and gross margin is gross profit as a percentage of revenue. Gross profit has been and will continue to be affected by various factors, including the mix of AvePoint’s revenue, the costs associated with third-party cloud-based hosting services for AvePoint’s cloud-based subscriptions, and the extent to which AvePoint expands its customer support and services organizations. AvePoint expects that its gross margin will fluctuate from period to period depending on the interplay of these various factors but should increase in the long term as AvePoint’s product mix continues to shift in favor of SaaS and term license and support revenue.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related expenses for sales, marketing and customer success personnel, stock-based compensation expense, sales commissions, marketing programs, travel-related expenses, and allocated overhead costs. AvePoint focuses its sales and marketing efforts on creating sales leads and establishing and promoting its brand. Incremental sales commissions for new customer contracts are deferred and amortized ratably over the estimated period of AvePoint’s relationship with such customers. AvePoint plans to increase its investment in sales and marketing by hiring additional sales and marketing personnel, executing its go-to-market strategy globally, and building its brand awareness. AvePoint expects its sales and marketing expenses will increase in absolute dollars and continue to be its largest operating expense for the foreseeable future but will decrease as a percentage of total revenue over time. However, AvePoint anticipates that sales and marketing expense levels as a percentage of revenue will increase in the short-term as travel restrictions associated with the COVID-19 pandemic are lifted and AvePoint hires for continued growth.

General and Administrative

General and administrative expenses consist primarily of personnel-related expenses for finance, legal and compliance, human resources, and IT, stock-based compensation expense, external professional services, allocated overhead costs and other administrative functions. Following the consummation of the Business Combination, AvePoint expects that its general and administrative expenses will increase as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, and increased expenses for insurance, investor relations, and professional services. As a result, AvePoint expects that its general and administrative expenses will increase in absolute dollars but may fluctuate as a percentage of total revenue from period to period.

Research and Development

Research and development expenses consist primarily of personnel-related expenses incurred for AvePoint’s engineering, product and design teams, stock-based compensation expense and allocated overhead costs. AvePoint has research and development presence in the United States, China and Vietnam, which provides a strategic advantage allowing AvePoint to invest in increasing its product capabilities in an efficient manner. AvePoint believes delivering expanding product functionality is critical to enhancing the success of existing customers while new product development further reinforces AvePoint’s breadth of solutions. AvePoint expects to continue to make substantial investments in research and development. AvePoint expects its research and development expenses to increase in absolute dollars and as a percentage of total revenue over time.

Other Income (Expense), net

Other income (expense), net consists primarily of foreign currency fluctuations partially offset by interest income on corporate funds invested in money market instruments and highly liquid short-term investments.

Income Tax Expense (Benefit)

Income tax expense (benefit) consists primarily of income taxes related to certain foreign and state jurisdictions in which AvePoint conducts business. For U.S. federal income tax purposes and in certain foreign and state jurisdictions, AvePoint has NOL carryforwards. The foreign jurisdictions in which AvePoint operates have different statutory tax rates than those of the United States. Additionally, certain of AvePoint’s foreign earnings may also be currently taxable in the United States. Accordingly, AvePoint’s effective tax rate will vary depending on the relative proportion of foreign to domestic income, use of foreign tax credits, changes in the valuation of AvePoint’s deferred tax assets and liabilities, applicability of any valuation allowances, and changes in tax laws in jurisdictions in which AvePoint operates.

6

Results of Operations

The following table summarizes AvePoint’s historical consolidated statement of operations data. The period-to-period comparison of operating results is not necessarily indicative of results for future periods.

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(in thousands)
Total revenue	$45,344	$32,956	$84,144	$65,617
Total cost of revenue(1)	11,720	9,073	22,498	19,440
Gross profit	33,624	23,883	61,646	46,177
Operating expenses:
Sales and marketing(1)	29,001	14,010	48,302	28,051
General and administrative(1)	11,664	5,291	21,956	10,449
Research and development(1)	3,883	2,863	7,985	5,757
Depreciation and amortization	279	268	537	541
Total operating expenses	44,827	22,432	78,780	44,798
Income (loss) from operations	(11,203)	1,451	(17,134)	1,379
Other income (expense), net	73	444	23	(380)
Income (loss) before income taxes	(11,130)	1,895	(17,111)	999
Income tax benefit	(73)	(6,149)	(1,112)	(6,316)
Net income (loss)	$(11,057)	$8,044	$(15,999)	$7,315

(1)	Stock-based compensation for the periods was included in the following line items:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(in thousands)
Cost of revenue	$272	$190	$362	$102
Sales and marketing	9,791	1,510	10,902	1,310
General and administrative	4,364	1,007	6,355	1,295
Research and development	83	72	180	147
Total stock-based compensation	$14,510	$2,779	$17,799	$2,854

7

Comparison of Three Months Ended June 30, 2021 and June 30, 2020

Revenue

The components of AvePoint’s revenue during the three months ended June 30, 2021 and 2020 were as follows:

	Three Months Ended
	June 30,		Change
	2021	2020	Amount	%
	(dollars in thousands)
Revenue:
SaaS	$20,586	$11,699	$8,887	76.0%
Term license and support	11,088	7,357	3,731	50.7%
Services	7,302	7,724	(422)	(5.5)%
Maintenance and OEM	5,458	5,776	(318)	(5.5)%
Perpetual license	910	400	510	127.5%
Total revenue	$45,344	$32,956	$12,388	37.6%

Revenue increased approximately $12.4 million, or 37.6%, from $33.0 million for the three months ended June 30, 2020 to $45.3 million for the three months ended June 30, 2021, primarily as a result of an increase in SaaS and term license and support revenue. AvePoint’s SaaS offerings increased $8.9 million, or 76.0%, from $11.7 million for the three months ended June 30, 2020 to $20.6 million for the three months ended June 30, 2021. AvePoint’s term license and support revenue increased $3.7 million, or 50.7%, from $7.4million for the three months ended June 30, 2020 to $11.1 million for the three months ended June 30, 2021. In addition, AvePoint's perpetual license revenue increased $0.5, or 127.5%, from $0.4 million for the three months ended June 30, 2020 to $0.9 million for the three months ended June 30, 2021

The increases attributable to SaaS, term license and support and perpetual license revenue were offset by a decrease in services revenue, which decreased $0.4 million, or 5.5%, from $7.7 million for the three months ended June 30, 2020 to $7.3 million for the three months ended June 30, 2021 and a decrease in maintenance and OEM revenue, which decreased $0.3 million, or 5.5%, from $5.8 million for the three months ended June 30, 2020 to $5.5 million for the three months ended June 30, 2021. AvePoint’s revenue from perpetual license and maintenance and OEM offerings is expected to trend downward period over period. This is driven from multiple strategic decisions to shift away from the sale of perpetual licenses and towards SaaS and term licenses. Without material perpetual license sales, there will be limited opportunities to sell maintenance contracts to new customers. Existing customers have and will continue to transition to SaaS and term licenses, which will continue the decline in maintenance revenue.

Term license and support revenue for the three months ended June 30, 2021 and 2020 includes $7.8 million and $5.2 million of revenue recognized at a point of time, respectively.

Revenue by geographic region for the three months ended June 30, 2021 and 2020 was as follows:

	Three Months Ended
	June 30,		Change
	2021	2020	Amount	%
	(dollars in thousands)
North America	$20,556	$15,398	$5,158	33.5%
EMEA	13,753	9,354	4,399	47.0%
APAC	11,035	8,204	2,831	34.5%
Total	$45,344	$32,956	$12,388	37.6%

From the three months ended June 30, 2020 to the three months ended June 30, 2021, North America experienced a $5.2 million increase in revenue driven by a $6.3 million increase in SaaS, term license and support and perpetual license revenue, partially offset by a $0.7 million decrease in services revenue and a $0.4 million decrease in maintenance and OEM revenue. EMEA experienced a $4.4 million increase in revenue driven by a $4.8 million increase in SaaS and term license and support revenue and a $0.4 million increase in perpetual license revenue, partially offset by a $0.6 million decrease in services revenue and a $0.2 million decrease in maintenance and OEM revenue. APAC experienced a $2.8 million increase in revenue driven by a $1.6 million increase in SaaS and term license and support revenue, a $0.8 million increase in services revenue and a $0.4 million increase in maintenance and OEM revenue. The overall decrease in services and maintenance and OEM revenue in North America and EMEA is due to AvePoint’s continued shift towards SaaS and term license and support offerings, while the increase in perpetual license revenue is a result of an increase in one-time sales of perpetual licenses. The increase in all revenue offerings in APAC is a result of increased bookings across all AvePoint offerings in the region.

8

Cost of Revenue, Gross Profit, and Gross Margin

Cost of revenue, gross profit, and gross margin during the three months ended June 30, 2021 and 2020 were as follows:

	Three Months Ended
	June 30,		Change
	2021	2020	Amount	%
	(dollars in thousands)
Cost of revenue:
SaaS	$4,564	$2,543	$2,021	79.5%
Term license and support	230	348	(118)	(33.9)%
Services	6,508	5,877	631	10.7%
Maintenance and OEM	418	305	113	37.0%
Total cost of revenue	$11,720	$9,073	$2,647	29.2%
Gross profit	33,624	23,883	9,741	40.8%
Gross margin	74.2%	72.5%	—	—

Cost of revenue increased $2.6 million, or 29.2%, from $9.1 million for the three months ended June 30, 2020 to $11.7 million for the three months ended June 30, 2021, primarily as a result of higher hosting costs resulting from increased SaaS revenue and higher service costs associated with the increase in services revenue generated in the APAC region. Gross margin on SaaS revenue decreased for the three months ended June 30, 2021 to 77.8%, down from 78.3% for the three months ended June 30, 2020. Total gross margin increased to 74.2% for the three months ended June 30, 2021 from 72.5% for the three months ended June 30, 2020.

Operating Expenses

Sales and Marketing

Sales and marketing expenses during the three months ended June 30, 2021 and 2020 were as follows:

	Three Months Ended
	June 30,		Change
	2021	2020	Amount	%
	(dollars in thousands)
Sales and marketing	$29,001	$14,010	$14,991	107.0%
Percentage of revenue	64.0%	42.5%	—	—

Sales and marketing expenses increased $15.0 million, or 107.0%, from $14.0 million for the three months ended June 30, 2020 to $29.0 million for the three months ended June 30, 2021. The drivers of this change were higher personnel, stock-based compensation, marketing and commission costs. The increase in personnel costs was driven by higher headcount required as the Company continues to expand. The increase in stock-based compensation was driven by unfavorable mark-to-market adjustments on liability classified awards in the second quarter of 2021 as a result of a higher price of the underlying shares as well as ongoing stock-based compensation expense. The increase in marketing costs was driven by expanded marketing campaigns in the second quarter of 2021. The increase in commissions were a result of increased bookings in the second quarter of 2021. As a percentage of revenue, sales and marketing expenses increased to 64.0% during the three months ended June 30, 2021 from 42.5% during the three months ended June 30, 2020, primarily due to increased headcount. AvePoint anticipates that its expense levels as a percentage of revenue will continue to increase as travel restrictions are lifted and AvePoint hires for continued growth.

9

General and Administrative

General and administrative expenses during the three months ended June 30, 2021 and 2020 were as follows:

	Three Months Ended
	June 30,		Change
	2021	2020	Amount	%
	(dollars in thousands)
General and administrative	$11,664	$5,291	$6,373	120.4%
Percentage of revenue	25.7%	16.1%	—	—

General and administrative expenses increased $6.4 million, or 120.4%, from $5.3 million for the three months ended June 30, 2020 to $11.7 million for the three months ended June 30, 2021. The drivers of this change were increases in stock-based compensation and personnel costs. The increase in stock-based compensation was driven by unfavorable mark-to-market adjustments on liability classified awards in the second quarter of 2021 as a result of a higher price of the underlying shares as well as ongoing stock-based compensation expense. The increase in personnel costs was driven by higher headcount required as the Company continues to expand and due to higher performance-based benefits in Q2 2021 compared to Q2 2020, which were reduced in Q2 2020 due to COVID-19. As a percentage of revenue, general and administrative expenses increased to 25.7% for the three months ended June 30, 2021 from 16.1% during the three months ended June 30, 2020.

Research and Development

Research and development expenses during the three months ended June 30, 2021 and 2020 were as follows:

	Three Months Ended
	June 30,		Change
	2021	2020	Amount	%
	(dollars in thousands)
Research and development	$3,883	$2,863	$1,020	35.6%
Percentage of revenue	8.6%	8.7%	—	—

Research and development expenses increased $1.0 million, or 35.6%, from $2.9 million for the three months ended June 30, 2020 to $3.9 million for the three months ended June 30, 2021. The increase was primarily due to higher compensation costs for research and development personnel. As a percentage of revenue, research and development expenses decreased to 8.6% during the three months ended June 30, 2021 from 8.7% during the three months ended June 30, 2020.

Income Tax Benefit

Income tax benefit during the three months ended June 30, 2021 and 2020 was as follows:

	Three Months Ended
	June 30,		Change
	2021	2020	Amount	%
	(dollars in thousands)
Income tax benefit	$(73)	$(6,149)	$6,076	(98.8)%

AvePoint’s income tax benefit decreased $6.1 million, or 98.8%, from $6.1 million for the three months ended June 30, 2020 to $0.1 million for the three months ended June 30, 2021. This was attributable primarily to a release of a valuation allowance related to US and German entities that occurred in Q2 2020, while no significant valuation allowance releases occurred in Q2 2021. The effective tax rate was 0.7% for the three months ended June 30, 2021 compared to (324.5)% for the three months ended June 30, 2020. The change in effective tax rate was primarily due to the release of the valuation allowance in Q2 2020.

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Comparison of Six Months Ended June 30, 2021 and June 30, 2020

Revenue

The components of AvePoint’s revenue during the six month ended June 30, 2021 and 2020 were as follows:

	Six Months Ended
	June 30,		Change
	2021	2020	Amount	%
	(dollars in thousands)
Revenue:
SaaS	$38,845	$21,942	$16,903	77.0%
Term license and support	19,815	15,101	4,714	31.2%
Services	13,218	15,303	(2,085)	(13.6)%
Maintenance and OEM	10,867	11,781	(914)	(7.8)%
Perpetual license	1,399	1,490	(91)	(6.1)%
Total revenue	$84,144	$65,617	$18,527	28.2%

Revenue increased $18.5 million, or 28.2%, from $65.6 million for the six months ended June 30, 2020 to $84.1 million for the six months ended June 30, 2021, primarily as a result of an increase in SaaS and term license and support revenue. AvePoint’s SaaS offerings increased $16.9 million, or 77.0%, from $21.9 million for the six months ended June 30, 2020 to $38.8 million for the six months ended June 30, 2021. AvePoint’s term license and support offerings increased $4.7 million, or 31.2%, from $15.1 million for the six months ended June 30, 2020 to $19.8 million for the six months ended June 30, 2021.

The increases attributable to SaaS and term license and support revenue were offset by a decrease in service, maintenance and OEM and perpetual license revenue. AvePoint's services offerings decreased $2.1 million, or 13.6%, from $15.3 million for the six months ended June 30, 2020 to $13.2 million for the six months ended June 30, 2021. AvePoint's maintenance and OEM offerings decreased $0.9 million, or 7.8%, from $11.8 million for the six months ended June 30, 2020 to $10.9 million for the six months ended June 30, 2021. AvePoint's perpetual license offerings decreased $0.1 million, or 6.1%, from $1.5 million for the six months ended June 30, 2020 to $1.4 million for the six months ended June 30, 2021. AvePoint’s revenue from maintenance and OEM and perpetual license revenue is expected to continue to trend downward period over period. This is driven from multiple strategic decisions to shift away from the sale of perpetual licenses and towards SaaS and term licenses. Without material perpetual license sales, there will be limited opportunities to sell maintenance contracts to new customers. Existing customers have and will continue to transition to SaaS and term licenses, which will continue the decline in maintenance revenue. Services revenue is derived from services offerings, which can be offered for software implementation, training, migration, customized solutions and managed services. These offerings are not inherently recurring in nature and as such are subject to more period-to-period volatility than other elements of AvePoint’s business.

Term license and support revenue for the six months ended June 30, 2021 and 2020 includes $13.5 million and $10.4 million of revenue recognized at a point of time, respectively.

Revenue by geographic region during the six month ended June 30, 2021 and 2020 was as follows:

	Six Months Ended
	June 30,		Change
	2021	2020	Amount	%
	(dollars in thousands)
North America	$38,189	$28,471	$9,718	34.1%
EMEA	24,944	19,569	5,375	27.5%
APAC	21,011	17,577	3,434	19.5%
Total	$84,144	$65,617	$18,527	28.2%

From the six months ended June 30, 2020 to the six months ended June 30, 2021, North America experienced a $9.7 million increase in revenue driven by an $11.9 million increase in SaaS and term license and support revenue, partially offset by a $1.1 million decrease in maintenance and OEM revenue, a $1.0 million decrease in services revenue and a $0.1 million decrease in perpetual license revenue. EMEA experienced a $5.4 million increase in revenue driven by a $6.8 million increase in SaaS and term license and support revenue and a $0.4 million increase in perpetual license revenue, partially offset by a $1.3 million decrease in services revenue and a $0.5 million decrease in maintenance and OEM revenue. APAC experienced a $3.4 million increase in revenue driven by a $2.9 million increase in SaaS and term license and support revenue, a $0.6 million increase in maintenance and OEM revenue and a $0.3 million increase in services revenue, partially offset by a $0.4 million decrease in perpetual license revenue. The overall decrease in services and maintenance and OEM revenue in North America and EMEA is due to AvePoint’s continued shift towards SaaS and term license and support offerings, while the increase in perpetual license revenue in EMEA is a result of an increase in one-time sales of perpetual licenses. The increase in SaaS, term license and support and maintenance and OEM revenue offerings in APAC is a result of increased bookings in the region, while the decrease in perpetual license revenue is a result of the downward trend of perpetual license offerings.

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Cost of Revenue, Gross Profit, and Gross Margin

Cost of revenue, gross profit, and gross margin during the six month ended June 30, 2021 and 2020 were as follows:

	Six Months Ended
	June 30,		Change
	2021	2020	Amount	%
	(dollars in thousands)
Cost of revenue:
SaaS	$9,004	$5,057	$3,947	78.1%
Term license and support	503	820	(317)	(38.7)%
Services	12,093	12,889	(796)	(6.2)%
Maintenance and OEM	898	674	224	33.2%
Total cost of revenue	$22,498	$19,440	$3,058	15.7%
Gross profit	61,646	46,177	15,469	33.5%
Gross margin	73.3%	70.4%	—	—

Cost of revenue increased $3.1 million, or 15.7%, from $19.4 million for the six months ended June 30, 2020 to $22.5 million for the six months ended June 30, 2021, primarily as a result of higher hosting costs resulting from increased SaaS revenue, offset by decreases in costs associated with revenue from services offerings and term license and support as the business continues its shift to provide more SaaS-based solutions. Gross margin on SaaS revenue decreased for the six months ended June 30, 2021 to 76.8%, down from 77.0% for the six months ended June 30, 2020. Total gross margin increased to 73.3% for the six months ended June 30, 2021 from 70.4% for the six months ended June 30, 2020.

Operating Expenses

Sales and Marketing

Sales and marketing expenses during the six month ended June 30, 2021 and 2020 were as follows:

	Six Months Ended
	June 30,		Change
	2021	2020	Amount	%
	(dollars in thousands)
Sales and marketing	$48,302	$28,051	$20,251	72.2%
Percentage of revenue	57.4%	42.7%	—	—

Sales and marketing expenses increased $20.3 million, or 72.2%, from $28.1 million for the six months ended June 30, 2020 to $48.3 million for the six months ended June 30, 2021. The drivers of this change were higher personnel, stock-based compensation, marketing, and commission costs, offset by lower costs associated with travel. The increase in personnel costs was driven by higher headcount required as the Company continues to expand. The increase in stock-based compensation was driven by unfavorable mark-to-market adjustments on liability classified awards in the first half of 2021 as a result of a higher price of the underlying shares as well as ongoing stock-based compensation expense. The increase in commissions were a result of increased bookings in the first half of 2021. The decrease in costs associated with travel is a result of continued reductions in travel due to restrictions created by the COVID-19 pandemic with the decrease primarily arising from travel in Q1 2021 compared to Q1 2020. As a percentage of revenue, sales and marketing expenses increased to 57.4% during the six months ended June 30, 2021 from 42.7% during the six months ended June 30, 2020, primarily due to increased headcount. AvePoint anticipates that its expense levels as a percentage of revenue will continue to increase as travel restrictions are lifted and AvePoint hires for continued growth.

General and Administrative

General and administrative expenses during the six month ended June 30, 2021 and 2020 were as follows:

	Six Months Ended
	June 30,		Change
	2021	2020	Amount	%
	(dollars in thousands)
General and administrative	$21,956	$10,449	$11,507	110.1%
Percentage of revenue	26.1%	15.9%	—	—

General and administrative expenses increased $11.5 million, or 110.1%, from $10.4 million for the six months ended June 30, 2020 to $22.0 million for the six months ended June 30, 2021. The drivers of this change were stock-based compensation, personnel costs and a legal settlement incurred in the first quarter of 2021. The increase in stock-based compensation was driven by unfavorable mark-to-market adjustments on liability classified awards in the first half of 2021 as a result of a higher price of the underlying shares as well as ongoing stock-based compensation expense. The increase in personnel costs was driven by higher headcount required as the Company continues to expand. The increase in general and administrative expenses was also driven by a legal settlement reserve for approximately $1 million. As a percentage of revenue, general and administrative expenses increased to 26.1% for the six months ended June 30, 2021 from 15.9% during the six months ended June 30, 2020.

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Research and Development

Research and development expenses during the six month ended June 30, 2021 and 2020 were as follows:

	Six Months Ended
	June 30,		Change
	2021	2020	Amount	%
	(dollars in thousands)
Research and development	$7,985	$5,757	$2,228	38.7%
Percentage of revenue	9.5%	8.8%	—	—

Research and development expenses increased $2.2 million, or 38.7%, from $5.8 million for the six months ended June 30, 2020 to $8.0 million for the six months ended June 30, 2021. The increase was primarily due to higher compensation costs for research and development personnel. As a percentage of revenue, research and development expenses increased to 9.5% during the six months ended June 30, 2021 from 8.8% during the six months ended June 30, 2020, primarily due to increased headcount.

Income Tax Benefit

Income tax benefit during the six month ended June 30, 2021 and 2020 was as follows:

	Six Months Ended
	June 30,		Change
	2021	2020	Amount	%
	(dollars in thousands)
Income tax benefit	$(1,112)	$(6,316)	$5,204	(82.4)%

AvePoint’s income tax benefit decreased $5.2 million from $6.3 million for the three months ended June 30, 2020 to $1.1 million for the three months ended June 30, 2021. This was attributable primarily a release of a valuation allowance related to US and German entities that occurred in Q2 2020, while no significant valuation allowance releases occurred in Q2 2021. The effective tax rate was 6.5% for the six months ended June 30, 2021 compared to (632.2)% for the six months ended June 30, 2020. The change in effective tax rate was primarily due to the release of the valuation allowance in Q2 2020.

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Seasonality

Due to seasonality in AvePoint’s business, AvePoint’s quarterly revenue does not necessarily grow sequentially. Historically, AvePoint’s third and fourth quarters have been its highest revenue quarters due to sales resulting from its customers’ fiscal year ends.

AvePoint’s operating expenses have generally increased sequentially due to increases in personnel in connection with the expansion of its business.

With uncertainties related to the global COVID-19 pandemic, AvePoint reduced its global headcount by approximately 10% in the first half of 2020 and reduced its expenses related to travel and marketing primarily. While expenses related to travel remain lower than historical levels, expenses related to headcount and marketing increased in the first half of 2021 as a result of AvePoint's quick rebound from the impacts of COVID-19 and to facilitate Company's ongoing growth.

Certain Non-GAAP Financial Measures

AvePoint believes that, in addition to its financial results determined in accordance with GAAP, non-GAAP operating income and non-GAAP operating margin are useful in evaluating AvePoint’s business, results of operations, and financial condition.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
	(dollars in thousands)
Non-GAAP operating income	$3,307	$4,230	$665	$4,233
Non-GAAP operating margin	7.3%	12.8%	0.8%	6.5%

Non-GAAP operating income and non-GAAP operating margin should not be considered as an alternative to operating income, operating margin or any other performance measures derived in accordance with GAAP as measures of performance. Non-GAAP operating income and non-GAAP operating margin should not be considered in isolation or as a substitute for analysis of AvePoint’s results as reported under GAAP.

Non-GAAP Operating Income and Non-GAAP Operating Margin

Non-GAAP operating income and non-GAAP operating margin are non-GAAP financial measures that AvePoint’s management uses to assess its overall performance. AvePoint defines non-GAAP operating income as GAAP operating loss plus stock-based compensation. AvePoint defines non-GAAP operating margin as non-GAAP operating income divided by revenue. GAAP operating margin for the three months ended June 30, 2021 and 2020 was (24.7)% and 4.4%, respectively. GAAP operating margin for the six months ended June 30, 2021 and 2020 was (20.4)% and 2.1%. AvePoint believes non-GAAP operating income and non-GAAP operating margin provide AvePoint’s management and investors consistency and comparability with its past financial performance and facilitate period-to-period comparisons of operations, as these metrics eliminate the effects of stock-based compensation. The following table presents a reconciliation of non-GAAP operating income from the most comparable GAAP measure, operating income, for the periods presented:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020

Loss from operations	$(11,203)	$1,451	$(17,134)	$1,379
Add:
Stock-based compensation	14,510	2,779	17,799	2,854
Non-GAAP operating income	$3,307	$4,230	$665	$4,233
Non-GAAP operating margin	7.3%	12.8%	0.8%	6.5%

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Liquidity and Capital Resources

AvePoint has historically incurred losses, with the exception of Q2 2020 when the Company recorded net income, and may incur losses in future periods. AvePoint has from time to time financed its operations with proceeds from the sale of preferred stock and other equity instruments. As of December 31, 2020, AvePoint had an accumulated deficit of $299.8 million, $69.1 million in cash and cash equivalents and $1.0 million in short-term investments. As of June 30, 2021, AvePoint had an accumulated deficit of $358.0 million, $66.3 million in cash and cash equivalents and $1.4 million in short-term investments. On a pro forma basis, accounting for the cash consideration received as part of the Business Combination, AvePoint’s cash, cash equivalents and short-term investments would have amounted to approximately $272.2 million at June 30, 2021.

AvePoint’s short-term liquidity needs primarily include working capital for sales and marketing, research and development, and continued innovation. Prior to 2020, AvePoint generated significant operating losses and negative cash flows from operations as reflected in its accumulated deficit and consolidated statements of cash flows. AvePoint may continue to incur operating losses and negative cash flows from operations in the future and may require additional capital resources to execute strategic initiatives to grow its business. AvePoint enters into various contractual obligations which require periodic payments in future years. Such obligations result from operating leases for office space, purchase commitments for the use of Microsoft Office 365 and purchase commitments for the use of Microsoft Azure. Refer to Note 10 of AvePoint's unaudited condensed consolidated financial statements included within this Amended Super 8-K for more information concerning AvePoint's future commitments. AvePoint’s future capital requirements will depend on many factors, including its growth rate, levels of revenue, the expansion of sales and marketing activities, market acceptance of AvePoint’s platform, the results of business initiatives, the timing of new product introductions, and the impact of the COVID-19 pandemic on the global economy and AvePoint’s business, financial condition, and results of operations. As the impact of the COVID-19 pandemic on the global economy and AvePoint’s operations evolves, AvePoint will continue to assess its liquidity needs.

AvePoint believes that its existing cash and cash equivalents, its cash flows from operating activities, and its borrowing capacity under its credit facility, described below, will be sufficient to meet its working capital and capital expenditure needs and debt service obligations for at least the next twelve months. In the future, AvePoint may attempt to raise additional capital through the sale of additional equity or debt financing. The sale of additional equity would be dilutive to AvePoint’s stockholders. Additional debt financing could result in increased debt service obligations and more restrictive financial and operational covenants. If additional financing is required from outside sources, AvePoint may not be able to raise it on terms acceptable to it, or at all. If AvePoint is unable to raise additional capital when desired, its business, operating results and financial condition would be adversely affected.

Cash Flows

The following table sets forth a summary of AvePoint’s cash flows for the periods indicated.

	Six Months Ended
	June 30,
	2021	2020

Net cash provided by (used in) operating activities	$(1,921)	$5,770
Net cash provided by (used in) investing activities	(2,951)	865
Net cash provided by (used in) financing activities	2,144	6,862

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2021 was $1.9 million, reflecting AvePoint’s net loss of $16.0 million, adjusted for non-cash items of $16.5 million and net cash outflows of $2.4 million from changes in its operating assets and liabilities. The primary driver for non-cash items was stock-based compensation which reflects ongoing compensation charges for the entity’s equity- and liability-classified awards, offset by changes in deferred tax assets as a result of timing differences in tax related to stock option awards. The drivers of changes in operating assets and liabilities related to a decrease in accounts payable and accrued expenses primarily due to bonus and commission payments, an increase in prepaid expenses and other current assets related to an estimated tax payment in Q2 2021 and an increase in other assets primarily as a result of increases in deferred tax assets. These decreases were partially offset by a decrease in accounts receivable due primarily to timing of payments from customers and an increase in deferred revenue due to continued increases in sales of our SaaS offerings which result in increased up-front payments.

Net cash provided by operating activities for the six months ended June 30, 2020 was $5.8 million, reflecting AvePoint’s net income of $7.3 million, adjusted for non-cash items of $1.4 million and net cash outflows of $0.2 million provided by changes in its operating assets and liabilities. The primary drivers for non-cash items were stock-based compensation, which represented ongoing activity within the account, and movements in deferred income taxes primarily due to the release of a valuation allowance in Q2 2020. The drivers of changes in operating assets and liabilities related to a decrease in accounts receivable due primarily to timing of payments from customers, a decrease in prepaid expenses and other current assets due primarily to timing of payments to suppliers and an increase in deferred revenue due to continued increases in sales of our SaaS offerings which result in increased up-front payments. These movements were offset by a decrease in accounts payable and accrued expenses primarily due to bonus and commission payments.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2021 was $3.0 million. It consisted of $1.6 million in purchases of Apex shares, $0.9 million of purchases of property and equipment and $0.4 million of purchases of short-term investments.

Net cash provided by investing activities for the six months ended June 30, 2020 was $0.9 million. It consisted of $1.0 million in maturities of short-term investments and $0.1 million of purchases of property and equipment.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2021 was $2.1 million. It consisted primarily of proceeds from stock option exercises, which have increased due to the proximity of the Business Combination, and proceeds from the issuance of shares of AvePoint’s subsidiary, EduTech, to a non-controlling interest, partially offset by payments of transaction costs related to the Business Combination.

Net cash provided by financing activities for the six months ended June 30, 2020 was $6.9 million. It consisted primarily of proceeds from the issuance of common stock.

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Critical Accounting Policies and Estimates

AvePoint’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP, and include the consolidated accounts of AvePoint. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Preparation of these financial statements requires AvePoint to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. AvePoint also makes estimates and assumptions on the reported revenue generated and reported expenses incurred during the reporting periods. Its estimates are based on its historical experience and on various other factors that it believes are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

While AvePoint’s significant accounting policies are described in the notes to its consolidated financial statements, AvePoint believes the following critical accounting policies are most important to understanding and evaluating its reported financial results.

Revenue Recognition

Many of AvePoint’s contracts with customers include multiple performance obligations. Judgment is required in determining whether each performance obligation is distinct. AvePoint’s products and services generally do not require a significant amount of integration or interdependency; therefore, AvePoint’s products and services are generally not combined. AvePoint allocates the transaction price for each contract to each performance obligation based on the relative standalone selling price (“SSP”) for each performance obligation within each contract.

AvePoint uses judgment in determining the SSP for products and services. For substantially all performance obligations except on-premises perpetual and term licenses, AvePoint is able to establish the SSP based on the observable prices of products or services sold separately in comparable circumstances to similar customers. AvePoint typically establishes an SSP range for its products and services which is reassessed on a periodic basis or when facts and circumstances change. AvePoint’s on-premises perpetual and term licenses have not historically been sold on a standalone basis, as the vast majority of all customers elect to purchase license support contracts at the time of an on-premises perpetual or term license purchase. License support contracts are generally priced as a percentage of the net fees paid by the customer to access the license. AvePoint is unable to establish the SSP for on-premises licenses based on observable prices given the same products are sold for a broad range of amounts (that is, the selling price is highly variable) and a representative SSP is not discernible from past transactions or other observable evidence. As a result, the SSP for an on-premises perpetual and term license included in a contract with multiple performance obligations is determined by applying a residual approach whereby all other performance obligations within a contract are first allocated a portion of the transaction price based upon their respective SSPs, with any residual amount of transaction price allocated to on-premises perpetual licenses revenue. On-premises term licenses are sold bundled with maintenance. AvePoint focuses on entity-specific and market factors when estimating SSP of both the license and the maintenance such as internal pricing strategies and practices. Based on its established pricing practices, AvePoint concluded that it has established a value relationship between a software product and the maintenance that is helpful in determining stand-alone selling price.

AvePoint utilizes indirect sales channels which utilize channel partners. These deals are executed in one of two ways. In the first form of these arrangements, the channel partner purchases the products from AvePoint at a discounted price and resells the products to end users at a price determined by the channel partner. In this scenario, the channel partner is the entity that has contracted with AvePoint and therefore is determined to be the customer of AvePoint. In the second form, AvePoint bills the end user and the channel partner receives a commission. Upon analysis of deals executed through the second form of these channels, the Company determined that the end user represents the customer of AvePoint due to the fact that the end user purchased goods and/or services that are outputs of AvePoint’s ordinary activities. Consequently, channel partners utilized in deals executed through this second model are deemed to be agents of the transaction.

AvePoint recognizes revenue when control of the goods and/or services are transferred to the customer. In the first form of these arrangements, this occurs upon transfer to the reseller or to the end user at the reseller’s direction. In the second form of these arrangements, this occurs upon transfer to the end user.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to difference between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.

AvePoint recognizes liabilities for uncertain tax positions taken or expected to be taken in income tax returns. Accrued interest and penalties related to unrecognized tax benefits are recognized as part of the provision for income taxes. Judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and unrecognize tax benefits. In determining the need for a valuation allowance, the historical and projected financial performance of the operation that is recording a net deferred tax asset is considered along with any other pertinent information.

AvePoint files income tax returns in the U.S. federal jurisdiction, various states and foreign jurisdictions. The tax years 2016 through 2019 are open and subject to audit by US federal, state and local authorities. The tax years 2010 through 2019 are open and subject to audit by major foreign tax jurisdictions.

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Deferred Sales Commissions

AvePoint defers sales commissions earned by its sales force that are considered incremental and recoverable costs of obtaining SaaS, term license and support service, license and maintenance contracts. Initial sales commissions for the majority of these aforementioned contracts are generally deferred and amortized on a straight-line basis over a period of benefit estimated to be 5.4 years. Sales commissions for renewal contracts relating to SaaS, term license and support, and maintenance arrangements are generally deferred and then amortized on a straight-line basis over a period of benefit estimated to be 1.7 years.

Equity-Based Compensation

Stock-based compensation represents the cost related to stock-based awards granted to employees of the United States parent company, AvePoint, and its foreign affiliates. To date, AvePoint has issued both stock options and restricted stock. With respect to equity-classified awards, AvePoint measures stock-based compensation cost at the grant date based on the estimated fair value of the award and recognizes the cost as expense ratably (net of estimated forfeitures) over the requisite service period. With respect to liability-classified awards, AvePoint measures stock-based compensation cost at the grant date and at each reporting period based on the estimated fair value of the award and recognizes the cost as an expense ratably (net of estimated forfeitures) over the requisite service period. AvePoint estimates the fair value of stock options using a Black-Scholes valuation model. AvePoint’s option-pricing model requires the input of highly subjective assumptions, including: (1) the fair value of the underlying shares, (2) the expected term of the awards, (3) the expected volatility of the price of AvePoint’s shares, (4) risk-free interest rates, and (5) the expected dividend yield of AvePoint’s shares. These estimates involve inherent uncertainties and the application of judgment.

The assumptions are based on the following:

•	Expected Volatility. Expected volatility is based on historical volatility of a group of peer entities.

•	Risk-Free Interest Rate. Risk-free interest rates are based on the implied yields currently available on U.S. Treasury zero coupon issues with a remaining term equal to the expected life.

•

Dividend Yield. AvePoint used an expected dividend yield of zero. AvePoint has never declared or paid any cash dividends on its Common Stock and does not plan to pay cash dividends on its common stock in the foreseeable future.

•

Expected Life. To estimate the expected life of stock options, the Company considered contractual terms of the options, including the vesting and expiration periods, as well as historical option exercise data and current market conditions to determine an estimated expected life.

•	Fair Value of Common Stock. Given the historical absence of an active market for AvePoint’s shares of common stock, AvePoint obtained a valuation from a third-party appraisal firm as discussed below.

•

Forfeitures. AvePoint estimates the expected forfeiture rate and only recognizes expense for those shares of common stock expected to vest. AvePoint estimates the forfeiture rate based on historical experience. To the extent AvePoint’s actual forfeiture rate is different from its estimate, stock-based compensation expense is adjusted accordingly.

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If any assumptions used in the Black-Scholes option-pricing model change significantly, stock option compensation expense for future awards may differ materially compared with the expense for awards granted previously.

Common Stock Valuations

The fair value of the shares of common stock underlying AvePoint’s stock options has been determined by AvePoint’s board of directors, with the assistance of valuations prepared by a third-party valuation firm. AvePoint’s board of directors intends for all options to be exercisable at the fair value of AvePoint’s shares of common stock on the grant date. Such estimates will not be necessary following the consummation of the Business Combination.

Valuations of AvePoint’s shares of common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions used in the valuation models were based on future expectations and management judgment, including input from management on the following factors:

•	Contemporaneous valuations performed at periodic intervals by independent, third-party specialists;

•	AvePoint’s actual operating results and financial performance;

•	The prices, preferences, and privileges of shares of AvePoint’s convertible preferred stock relative to shares of AvePoint’s common stock;

•	Current business conditions and projections;

•	Stage of development;

•	Likelihood of achieving a liquidity event, such as an initial public offering or a sale of AvePoint, given prevailing market conditions and the nature and history of AvePoint’s business;

•	Market multiples of comparable companies in AvePoint’s industry;

•	Industry information such as market size and growth;

•	Secondary sales of AvePoint’s shares in arm’s length transactions;

•	Adjustments, if any, necessary to recognize a lack of marketability for AvePoint’s shares; and

•	Macroeconomic conditions.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. Apex previously elected to avail itself of the extended transition period, and following the consummation of the Business Combination the Combined Company will be an emerging growth company at least until December 31, 2021 and will take advantage of the benefits of the extended transition period emerging growth company status permits. During the extended transition period, it may be difficult or impossible to compare AvePoint’s financial results with the financial results of another public company that complies with public company effective dates for accounting standard updates because of the potential differences in accounting standards used.

The Combined Company will remain an emerging growth company under the JOBS Act until the earliest of (a) December 31, 2024, (b) the last date of the Combined Company’s fiscal year in which the Combined Company has total annual gross revenue of at least $1.07 billion, (c) the date on which the Combined Company is deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which the Combined Company has issued more than $1.0 billion in non-convertible debt securities during the previous three years.

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